HIVE BLOCKCHAIN TECHNOLOGIES LTD.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MARCH 31, 2022

July 19, 2022

GLOSSARY

$ or USD$	United States Dollar.

2021 Debentures	Means the unsecured convertible debentures issued pursuant to the Company's non-brokered private placement with U.S. Global, for aggregate gross proceeds of $15,000,000.

AIF	This annual information form of the Company dated July 19th, 2022.

Affiliate

A company is an "Affiliate" of another company if

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same Person.

A company is "controlled" by a Person if

(a) voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by

(a) a company controlled by that Person, or

(b) an Affiliate of that Person or an Affiliate of any company controlled by that Person.

ASIC

Means application-specific integrated circuit, a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer. In the context of digital currency mining, ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.

Associate

When used to indicate a relationship with a Person, means

(a) an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to all outstanding voting securities of the issuer,

(b) any partner of the Person,

(c) any trust or estate in which the Person has a substantial beneficial interest or in respect of which the Person serves as trustee or in a similar capacity, and

(d) in the case of a Person who is an individual, (i) that Person's spouse or child, or (ii) any relative of that Person or of his spouse who has the same residence as that Person; but where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D.1.00 of the Exchange with respect to that Member firm, Member corporation or holding company.

ATM Equity Program	Means the Company's at-the-market equity program pursuant to the Equity Distribution Agreement, whereby the Company may, from time to time, issue Common Shares at prevailing market prices.

ATM Shares	Means the Common Shares that have been issued pursuant to the ATM Equity Program.

atNorth	Means atNorth ehf. (formerly "Advania Data Centers ehf.")

Bank Frick	Means Bank Frick & Co. AG.

Barrage	Means Barrage d.o.o. (LLC).

BCBCA	The Business Corporations Act (British Columbia), including the regulations made thereunder, in each case as now in effect and as may be amended or replaced from time to time.

BCSC	British Columbia Securities Commission.

Bikupa	Means Bikupa Datacentre AB.

Bikupa 2	Means Bikupa Datacentre 2 AB.

Bitcoin or BTC

Bitcoin refers to the native token of the Bitcoin Network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.

Bitcoin Network	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.

Bitmain	Bitmain Technologies Ltd., a leading supplier of ASIC hardware (under the brand name Antminer) which designs and manufacturers high performance computing chips and software.

Blockbase	Blockbase Consulting GmbH.

Blockchain

An immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are examples of well-known and widely distributed blockchains.

Board or Board of Directors	The board of directors of the Company.

Boden Tech	Means Boden Technologies AB.

Borealis Facility	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - HIVE Iceland Facility Updates".

Business Transfer Agreement	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Bikupa Datacentre AB".

°C	Degrees centigrade.

CAD$	Canadian Dollar.

CEO	Chief Executive Officer.

CFO	Chief Financial Officer.

Change of Business	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Preceding Business".

Cloud Mining Rights	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute and Settlement" .

Common Shares or HIVE Shares	The post-consolidation common shares in the capital of the Company.

Company or HIVE	HIVE Blockchain Technologies Ltd.

Computershare	Computershare Investor Services Inc.

Consolidation	Means the consolidation of the Pre-Consolidation Common Shares on May 24, 2022 on the basis of five Pre-Consolidation Common Shares for one Common Share.

Contracted Reserve	Has the meaning given to it under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business - The Hive New Brunswick Facility."

COVID-19	Has the meaning given to it under the heading "RISK FACTORS - Pandemics and COVID-19".

CPU	Central processing unit is the component of a computer that provides computing power for execution of operations performed by software installed on that computer.

Cryptologic	Cryptologic Corp.

Cryptologic SPA	Means the share purchase agreement between the Company and Cryptologic dated as of March 27, 2020 pursuant to which the Company acquired the Lachute Facility.

Custodians	Means Fireblocks Ltd. and Bank Frick.

Dapps	Means distributed applications.

DeFi Technologies	Means DeFi Technologies Inc.

DDoS	Means distributed denial-of-service, a type of cyber-attack characterized by multiple perpetrators against a single host, with the intention of disrupting or disabling the services of the host.

Equity Distribution Agreement	Means the equity distribution agreement between the Company and Canaccord Genuity Corp.

Escrowed Shares	Has the meaning given to it under the heading "ESCROWED SECURITIES".

Ether or ETH or Ethereum	Ether or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications.

Ethereum Network	The network of computers running the software protocol underlying Ethereum and which network maintains the database of Ether ownership and facilitates the transfer of Ether among parties.

Ethereum Virtual Machine	Is a virtual state machine that functions as a runtime environment for smart contracts in Ethereum.

Exchange or TSXV	TSX Venture Exchange.

Financial Statements	Audited consolidated financial statements for the fiscal year ended March 31, 2022.

Fireblocks	Means Fireblocks Ltd.

Fiscal 2019	The fiscal year ended March 31, 2019.

Fiscal 2020	The fiscal year ended March 31, 2020.

Fiscal 2021	The fiscal year ended March 31, 2021.

Fiscal 2022	The fiscal year ended March 31, 2022.

Fiscal 2022 MD&A	Means the management discussion and analysis of the Company for Fiscal 2022.

FSE	Frankfurt Stock Exchange.

Genesis	Genesis Mining Ltd.

Genesis Dispute	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute and Settlement".

Genesis IRA	The investor rights agreement between the Company and Genesis dated September 13, 2017. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Genesis IRA".

Genesis MSA	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute and Settlement".

Genesis Settlement Agreement	Has the meaning given to it under the heading "MATERIAL CONTRACTS".

Genesis Transaction	Refers to the acquisition of digital computing equipment and entrance into a strategic relationship with Genesis as outlined under the Genesis Transaction Agreement.

Genesis Transaction Agreement	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute and Settlement".

GH/s	Gigahashes per second.

GPU	Means graphics processing unit, a programmable logic chip (processor) specialized for display functions and effective at solving digital currency hashing algorithms.

GPU Acquisition	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Acquisition of GPU Atlantic Inc.".

GPU Atlantic	Means GPU Atlantic Inc.

GPU One	Means GPU.One Holding Inc.

GPU SPA	Means the share purchase agreement entered into between the Company and GPU One dated February 24, 2021. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - At-The-Market Equity Program".

Hash

Means the output of a hash function, i.e. the output of the fundamental mathematical computation of a particular cryptocurrency's computer code which miners execute, and "Gigahash" and "Petahash" mean, respectively, 1x109 Hashes and 1x1015 Hashes.

Hashrate:	Hashrate is a measure of mining power whereby the expected income from mining is directly proportional to a miners hashrate normalized by the total hashrate of the network.

HIVE or the Company	Means HIVE Blockchain Technologies Ltd.

HIVE Atlantic	Means Hive Atlantic Datacentres Ltd.

Hive Atlantic Agreements	Has the meaning given to it under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business - The Hive New Brunswick Facility."

HIVE Facilities	Means the HIVE Iceland Facility, the HIVE Lachute Facility New Brunswick Facility, the HIVE Sweden Facility and other facilities the Company may have operations in from time to time.

HIVE Iceland Facility	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute and Settlement".

HIVE Lachute Facility	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - HIVE Lachute Facility Acquisition".

HIVE New Brunswick Facility	Has the meaning given to it under heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021- Acquisition of GPU Atlantic Inc."

HIVE Sweden Facility	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute Settlement".

HIVE Sweden Robertsfors Facility	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - HIVE Sweden Facility Updates".

Insider

Insider If used in relation to an issuer, means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of the corporation that is an Insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the issuer itself if it holds any of its own securities.

IFRS	International Financial Reporting Standards.

January Prospectus Supplement	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Filing of Prospectus and Prospectus Supplement".

January SFBS Prospectus	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Filing of Prospectus and Prospectus Supplement".

Kolos	Means Kolos Norway AS.

Lachute Acquisition	Has the meaning given to it under heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - HIVE Lachute Facility Acquisition".

Liv Eiendom	Means Liv Eiendom AS.

Independent Special Committee	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute and Settlement".

MD&A	Management's discussion & analysis of the audited consolidated financial statements for the fiscal year ended March 31, 2021.

MicroBT	MicroBT, a leading supplier of ASIC hardware (under the brand name Whatsminer), which specializes in blockchain and artificial intelligence.

Mining

Mining refers to the provision of computing capacity to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable).

MW	Megawatts.

NASDAQ	Means the Nasdaq's Capital Markets Exchange.

Network Difficulty	Means a measure of how difficult it is to find a Hash below a given target.

NEX	Means the NEX board of the TSXV.

NI 51-102	National Instrument 51-102 - Continuous Disclosure Obligations.

NI 52-110	National Instrument 52-110 - Audit Committees.

NOK	Means the Norwegian Krone.

Nord Pool	Means Nord Pool AS, who runs the leading power market in Europe, and offers day-ahead and intraday markets to is customers.

Norway Acquisition	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Select Events Prior to Fiscal 2020 - Norway Acquisition".

November 2021 Private Placement	Means the bought-deal private placement of 19,170,500 special warrants concluded on November 30, 2021.

November 2021 Special Warrants	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Private Placement of Special Warrants".

November 2021 Underwriters	Means Stifel GMP, BMO Capital Markets, Canaccord Genuity Corp. and PI Financial Corp.

November 2021 Unit	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Private Placement of Special Warrants".

November 2021 Warrant	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Private Placement of Special Warrants".

Option Share	Common Share issuable upon exercise of a Stock Option in accordance with the Stock Option Plan.

OTCQX	OTCQX® Best Market of the OTC Markets Group.

Person

Includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

PH/s	Petahash per second.

Pre-Consolidation Common Shares	The common shares in the capital of the Company, prior to the Consolidation on May 24, 2022.

Promoter	The meaning ascribed to it in the Securities Act (British Columbia).

Proof of Work

Under proof of work, consensus miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network. The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.

Proof of Stake

Under proof of stake, consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.

PSU	Means a computer power supply unit.

RSU	Restricted share unit granted under the Company's RSU Plan.

RSU Plan

The Company's RSU plan, approved for adoption by the by the Board of Directors on October 17, 2018 and re-approved by Shareholders at the Company's most recent Annual General Meeting on December 22, 2020, which reserves HIVE Shares for issuance under the RSU Plan at any time up to a maximum of 2,000,000, subject to adjustment by the Board in the event of a change in the capital of the Company, and in combination with all share compensation arrangements of the Company, including the RSU Plan and the Stock Option Plan, will not exceed 10% of the issued and outstanding HIVE Shares.

SEK	Means the Swedish Krona.

SHA -256

SHA-256 is a cryptographic Hash algorithm. SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin cash.

Shareholders	The holders of HIVE Shares.

Stock Option	Option to purchase HIVE Shares granted under the Company's Stock Option Plan.

Stock Option Plan

The Company's rolling Stock Option plan, dated July 10, 2017, which reserves options exercisable into HIVE Shares equal to a maximum of 10% of the issued and outstanding HIVE Shares from time to time for issue pursuant to the Stock Option Plan, subject to the combination of all share compensation arrangements of the Company, including the RSU Plan and the Stock Option Plan, will not exceed 10% of the issued and outstanding HIVE Shares.

Surplus Energy	Has the meaning given to it under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business - The Hive New Brunswick Facility."

Titan Investment	Means the Company's investment in Titan.IO, Inc. on December 1, 2021.

UDP	Ultimate designated person.

United States:	The United States of America, its territories and possessions, any State of the United States and the District of Columbia.

U.S. Global	Means U.S. Global Investors Inc.

Valor	Means Valor Inc.

Valor Share Swap	Has the meaning given to under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Valor Share Swap".

INTRODUCTORY NOTES

Share Consolidation

On May 24, 2022, the Company underwent a consolidation of the Common Shares (the "Consolidation") on the basis of five pre-consolidation Common Shares for one post-consolidation Common Share. Unless otherwise stated, all references to Common Shares in this AIF are to post-Consolidation Common Shares.

Date of Information

In this annual information form ("AIF"), HIVE Blockchain Technologies Ltd., together with its current subsidiaries, as the context requires, is referred to as the "Company" and "HIVE". All information contained in this AIF is at July 19th, 2022, unless otherwise stated.

Reference is made in this AIF to the Financial Statements and MD&A for HIVE for the year ended March 31, 2022, together with the auditor's report thereon. The Financial Statements and MD&A are available for review, under HIVE's profile on the SEDAR website located at www.sedar.com.

All financial information in this AIF for Fiscal 2022 has been prepared in accordance with IFRS.

Cautionary Note Regarding Forward-Looking Information and Statements

This AIF contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking information and statements include, but are not limited to, statements with respect to the Company's ability to meet its working capital needs at the current level for the next twelve-month period; management's outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; and general business and economic conditions. For a complete list of the factors that could affect the Company, please make reference to those risk factors further detailed below under the heading "Risk Factors". Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of the Company to differ materially from any projections of results, performances and achievements of the Company expressed or implied by such forward-looking information or statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this AIF are made as of the date of this AIF and, accordingly, are subject to change after such date. The Company does not undertake to update or reissue forward looking information as a result of new information or events except as required by applicable law.

Currency and Exchange Rates

Unless otherwise specified, all references to $ or USD$ are to United States dollars and all references to CAD$ are to Canadian dollars.

CORPORATE STRUCTURE

Name, Address, and Incorporation

The Company was incorporated in the Province of British Columbia on June 24, 1987 under the Business Corporations Act (British Columbia) under the name "Carmelita Petroleum Limited". The Company changed its name first on September 26, 1996 to "Carmelita Resources Limited", then on July 4, 2000 to "Pierre Enterprises Ltd.", then on February 1, 2011 to "Leeta Gold Corp.", and finally on September 15, 2017 to "HIVE Blockchain Technologies Ltd.".

The Company's head office is located at Suite 855, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

The Company's common shares ("Common Shares" or "Hive Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") under the trading symbol "HIVE" as well as on the NASDAQ Capita Market ("NASDAQ") under "HIVE" and on the Open Market of the Frankfurt Stock Exchange under the symbol "HBFA.F".

Intercorporate Relationships

The Company has eight wholly owned subsidiaries: HIVE Blockchain Switzerland AG (incorporated under the laws of Switzerland), Bikupa Datacenter AB (incorporated under the laws of Sweden), Bikupa Datacenter 2 AB (incorporated under the laws of Sweden), HIVE Digital Data Ltd. (incorporated under the laws of Bermuda), HIVE Performance Computing Ltd. (incorporated under the laws of Bermuda), Liv Eiendom AS (incorporated under the laws of Norway), 9376-9974 Québec Inc. (incorporated under the laws of the Province of Québec) and HIVE Atlantic Datacentres Ltd. (incorporated under the laws of the province of New Brunswick). Hive Blockchain Switzerland AG has one wholly owned subsidiary, Hive Blockchain Iceland ehf. (incorporated under the laws of Iceland) and HIVE Performance Computing Ltd. has one wholly owned subsidiary, HIVE Performance Cloud Inc. (incorporated under the laws of the Province of Québec).

GENERAL DEVELOPMENT OF THE BUSINESS

Select Events Prior to Fiscal 2020

Norway Acquisition

In May 2018 the Company acquired Liv Eiendom AS ("Liv Eiendom") and Kolos Norway AS ("Kolos") (the "Norway Acquisition"). The primary asset of the acquisition was a 64-hectare property in Ballangen, Norway. The property was expected to provide access to low-cost power in a cold climate, sourced from renewable energy sources for future growth opportunities.

The total consideration was satisfied through cash payments of 55,576,560 Norwegian Krone ("NOK") (USD$6,902,498) to the former shareholders of Kolos, the issuance of 950,000 Common Shares valued at $5,415,000 and 250,000 Common Shares purchase warrants exercisable at CAD$6.20 for a period of five years. Of these warrants, 170,000 were exercisable subject to the Company's completion of certain milestones, being construction permitting and the commencement of revenue generating activities on the property; the holder of the warrants has no service commitment in relation to the completion of these milestones. As part of the Norway Acquisition, the Company assumed loans with a principal balance of $2,559,599 (NOK 20,915,000). The Company has since sold Kolos to the local community under a share purchase agreement. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Sale of Kolos."

Fiscal 2020

Genesis Dispute and Settlement

In June 14, 2017, the Company acquired GPU-based blockchain data centres in Reykjanes, Iceland and related data centre equipment from Genesis Mining Ltd. ("Genesis") in order for the Company to commence cryptocurrency mining operations in the cloud. Pursuant to this transaction, the Company entered into a strategic partnership (the "Genesis Transaction Agreement") with Genesis pursuant to which Genesis would provide services related to facility, hosting, maintaining and related ongoing services at the facility under a master services agreement (the "Genesis MSA"). On April 2, 2019, HIVE provided a formal notice to Genesis (the "Genesis Dispute") regarding alleged material breaches of the Genesis MSA governing the design, installation, configuration, management, operation and maintenance of the Company's data centre equipment, as well as facility, hosting, support and related services by Genesis. The Genesis MSA related to the HIVE Sweden Facility, the operations of which had been made dormant in February 2019 and made a claim that such breaches were valued at $52,800,000 under the Genesis MSA. The dispute related to certain issues that had arisen between HIVE and Genesis resulting in complaints by both parties concerning costs of electricity and in general the services and performance of the other party under the Genesis MSA. On April 19, 2019 Genesis, the largest shareholder of the Company, requisitioned a meeting of shareholders for the purpose of removing directors independent of Genesis and electing a board of directors, the majority of whom would be senior officers and employees of Genesis. On April 20, 2019, HIVE's Board met and appointed an independent special committee ("Independent Special Committee") of the Board to deal with the requisition and related contractual disputes between Genesis and HIVE which gave rise to the requisition.

On June 26, 2019, the Company and Genesis entered into settlement agreement (the "Genesis Settlement Agreement") which resolved the Genesis Dispute. The Genesis Settlement Agreement settled outstanding issues associated with the HIVE Sweden Facility and both parties agreed to mutually release each other from all claims arising from the Genesis MSA and other related agreements, as well as discontinue any legal proceedings and withdraw any demands that were made. Pursuant to Genesis Settlement Agreement, Genesis rebooted the HIVE Sweden Facility and the Company assumed responsibility for the operation of the HIVE facility in Sweden (the "HIVE Sweden Facility") and Iceland (the "HIVE Iceland Facility") from Genesis with Genesis providing transitional services to the Company to ensure an orderly transition.

As part of the agreement, Genesis' CEO Marco Streng and Chief Legal Officer Bjöern Arzt resigned as directors of HIVE. In addition, until June 26, 2022, Genesis was entitled to nominate one director to HIVE's Board provided it continued to hold no less than 10% of the Company's shares. As at March 31, 2022 and as of the date hereof, according to public filings and to the best of the Company's knowledge Genesis no longer holds over 10% of the Company's Common Shares on a non-diluted basis. Subsequent to the Genesis Settlement Agreement, the Company received invoices under the Genesis MSA from Genesis which the Company is disputing on the basis, inter alia, that the Company believes Genesis is in breach of its obligations of general and preventative maintenance, monitoring, repair, in-warranty repair or replacement of defective equipment and components of the Company's equipment at the HIVE Iceland Facility. Additionally, subsequent to the Genesis Settlement Agreement, the Company is disputing with Genesis the amounts owed to the Company under an agreement (the "Cloud Mining Rights Agreement") under which the equipment planned for the HIVE Iceland Facility for this facility would be replaced with 200 PH/s of SHA-256 Bitcoin mining capacity, initially pursuant to a cloud hosting arrangement, until delivery of the mining rigs occurred within the subsequent twelve (12) months. This dispute remains unresolved.

HIVE Sweden Facility Updates

In August 2019, the Company entered into a strategic agreement with Blockbase to replace Genesis as the facility operator for the Company's Sweden operation, with an open-ended term. This transition was completed in November 2019. Under the agreement, Blockbase would provide all things necessary for the configuration, management, operation, security, maintenance and support for the HIVE Sweden Facility. Blockbase's highly optimized software monitoring services are expected to enhance the efficiency of the Company's GPU mining operations while reducing costs. Additionally, HIVE entered into direct agreements with suppliers such as the local electricity providers, which provide full transparency of costs at the Company's operations at the HIVE Sweden Facility.

In February 2020, the Company announced that it had entered into hedging agreements related to its electricity costs in Sweden that continued through calendar year 2020. New hedging agreements have been entered into which extend until December 31, 2023. The Company estimated that the combination of its new, direct agreements with local suppliers for its Sweden operation and the electricity hedging agreements would result in a 40% reduction in its operating and maintenance costs at its GPU mining facility at the HIVE Sweden Facility, compared to what such costs would have been under its previous service provider agreement with Genesis which ended in November 2019. These estimates were correct, and the Company's operating and maintenance costs were drastically reduced. Additionally, the refurbishment of HIVE's mining rigs by Blockbase and Barrage has resulted in an increase in mining output.

In March 2020, HIVE announced the initiation of an expansion of the HIVE Sweden Facility, anticipated to result in a more than 20% increase in the facility's Ethereum mining production capabilities while improving HIVE's gross mining margin profile by leveraging the existing fixed cost base at the facility. The expansion, anticipated to cost approximately $750,000 and be financed with cash flows from operations, was expected to occur in two phases and be completed within six months. However, the Company put the expansion on hold as the government's application of VAT taxes in Sweden appears to not be consistent with government business policies. The Company believed that this lack of clarity made Sweden less competitive with other Nordic countries like Iceland. Further, the VAT energy taxes are not compatible with attractive tax incentives offered by the Government of Sweden which were created to attract foreign capital to build data centres and source computing power. Consequently, the Company decided to focus on operations in other countries like Iceland to expand its growth and cash flows until it felt the interpretations of tax policies were more aligned with laws of the Government of Sweden.

In the event that the Company receives favourable VAT treatment (either through the success or favourable settlement) of the claim of against the Swedish Tax Agency ("STA"), the approximately US$30 million VAT assessment from the STA against Boden Tech would be reversed or rescinded and the US$18,361,496 loan payable (including both the principal and the interest payments), as described in Note 28 of the consolidated financial statements for the year ended March 31, 2022, would be forgiven. This matter remains unresolved.

Even though there remains uncertainty regarding VAT in Sweden, the Company has commenced its expansion plans in Sweden and is committed to making its HIVE Sweden Facility a world class data center operation.

Board Appointment

In October 2019, the Company announced the appointment of David Perrill as a director. Mr. Perrill is the founder and CEO of Compute North LLC, a rapidly growing data centre company that offers low-cost and efficient infrastructure services for clients in the blockchain, cryptocurrency mining and the broader high-performance computing space. See "DIRECTORS AND OFFICERS - Biographies of Directors and Officers - Dave Perrill, Director".

Termination of Bitcoin Cloud Mining Operations via Genesis

During the second quarter of Fiscal 2020 and subsequently, market conditions for Bitcoin miners worsened as coin prices declined while mining difficulty and network hashrates increased, reaching a record high. In the third fiscal quarter of Fiscal 2020, HIVE suspended its Bitcoin cloud mining operations with Genesis and opted not to extend its Cloud Mining Rights, which operated on a fixed cost basis, as they had become unprofitable due to the combination of the cost of the agreements and worsening Bitcoin mining market conditions resulting from the decline in the price of Bitcoin and a significant increase in mining difficulty and network hashrates. Additionally, the then scheduled halving of Bitcoin block rewards for miners was expected to further reduce the efficiency and profitability for older generation Bitcoin mining equipment.

Sweden Facilities Corporate Structuring

From late 2020 to early 2021, the Company undertook the following corporate transactions in order to structure its operations located in Sweden:

Transaction	Purchase / Sale Price	Assets Acquired / Disposed	Arm's Length	Closing Date
Acquisition of Bikupa from Johan Eriksson and Patrik Hild	200,000 SEK(1)	A bank account in Sweden and no other material assets were acquired.	Yes	Sep. 24, 2020
Acquisition of business assets of Boden Tech by Bikupa	201,000,000 SEK(1)	Data center business and assets of Boden Tech(3), leaving Boden Tech as a shell with no material assets.	Yes	Nov. 23, 2020
Sale of Boden Tech to TAX Group Holdings Sweden AB(4)	US$10 and the Additional Purchase Price, if applicable(2)	The shares of Boden Tech.	Yes	Mar. 31, 2021
Acquisition of Bikupa 2 from VPR AB	30,450 SEK	No material assets were acquired.	Yes	May 4, 2021

Notes:

(1)	Swedish krona.
(2)

An additional purchase price (the "Additional Purchase Price") of SEK 155 million and 50% on the recovered energy tax of SEK 40 million will be payable when the VAT tax dispute with the STA has ended, and provided that the STA is unsuccessful in its claims against Boden Tech. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - HIVE Sweden Facility Updates".

(3)	Boden Tech was a wholly-owned subsidiary of the Company from November 28, 2017 until its sale on March 31, 2021.
(4)	Tax Group Holdings Sweden AB is wholly-owned by Johan Eriksson and Patrik Hild.

Fiscal 2021

HIVE Lachute Facility Acquisition

In preparation for the halving of Bitcoin rewards for miners, which occurred May 11, 2020, on April 8, 2020 the Company completed its acquisition of a dedicated cryptocurrency mining operation at a leased facility located in Lachute, Quebec (the "HIVE Lachute Facility") from Cryptologic Corp. ("Cryptologic"), with access to low cost, renewable electricity, available capacity of 30 MW of HVAC and electrical infrastructure that is unique to cryptocurrency mining, triple redundancy systems for power and internet connectivity and operational staff (the "Lachute Acquisition").

Pursuant to the share purchase agreement between the Company and Cryptologic dated March 27, 2020 (the "Cryptologic SPA"), in consideration for 100% of the common shares of the 9376-9974 Québec Inc., the Company paid total consideration of $3,738,809 consisting of: (i) issuance of 3,000,000 Common Shares on closing valued at a price of CAD$1.15 per Common Share for a total of $2,458,470 (CAD$3,450,000); and, (ii) cash payment of $1,235,873 (CAD$1,734,315) and holdback of $44,466. In addition, the Company agreed to invest CAD$3,000,000 in cryptocurrency mining equipment for the facility. Upon completion of the acquisition, Cryptologic owned approximately 4% of HIVE's Common Shares.

HIVE subsequently invested in next generation mining equipment that can provide positive gross mining margins post the recent halving of Bitcoin rewards; the next halving is scheduled to occur in 2024. In the first quarter of Fiscal 2021, HIVE invested approximately $2 million in approximately 2,000 next generation SHA-256 Bitmain-manufactured miners with an aggregate operating hashrate of 124 PH/s to scale up mining power and increase the operating efficiency of the facility. In July 2020, HIVE ordered 200 additional new generation Bitmain miners, with an aggregate operating hashpower of 12 PH/s, from an equipment broker; however, with the production and delivery delays that are being experienced at Bitmain, HIVE has requested a refund from the broker due to the uncertainties associated with them. In August 2020, the Company installed an additional 1,010 new generation miners from MicroBT, having a cost of approximately $2 million, with an aggregate operating hashrate of 93 PH/s. The equipment was initially hosted by HIVE on behalf of an institutional client. On July 12, 2021 HIVE purchased these miners from the institutional client. HIVE estimates its aggregate operating hashrate specifically from next generation mining equipment at the HIVE Lachute Facility is now approximately 465 PH/s, utilizing approximately 22.2 MW or approximately 20.9 PH/MW of power.

HIVE Iceland Facility Updates

On June 1, 2020, HIVE assumed full control of the HIVE Iceland Facility from Genesis and entered into direct agreements with local suppliers, including a strategic partnership with Blockbase to be the facility operator for the Company's Iceland operation. The transition has resulted in an approximately 50% reduction in monthly facilities and operations costs at HIVE's Ethereum mining operations at the HIVE Iceland Facility, compared to such costs under the previous service provider agreement with Genesis. HIVE took steps to further improve its profitability profile and cash flow generation in Iceland by making certain investments to optimize its Ethereum mining efficiency and maximize capacity while leveraging its existing fixed cost base. These improvements include acquiring new mining rigs to maximize available space at the HIVE Iceland Facility. Such capital expenditures cost approximately $500,000 and were financed through cash on hand. HIVE has been working with Blockbase and Barrage to undertake facility improvements and refurbish as necessary its mining rigs to improve mining efficiency. These facility improvements are continuing, though this process has been delayed due to the ramifications from COVID-19, including travel restrictions, semiconductor and microchip shortages and shipping logistical complications.

Board Appointment

In June 2020, HIVE announced the appointment of Ian Mann to its Board of Directors. Mr. Mann is the President and a Director of the Company's subsidiary HIVE Digital Data Ltd. and has extensive experience in investment management and capital markets. See "DIRECTORS AND OFFICERS - Biographies of Directors and Officers - Ian Mann, Director".

Genesis IRA

On September 13, 2017, the Company entered into an investor rights agreement with Genesis (the "Genesis IRA"), pursuant to which, Genesis is entitled to participate in future equity financings to allow Genesis to maintain its percentage ownership in the Company, as well as certain other rights. On June 15, 2021, Genesis filed an early warning report, pursuant to which Genesis disclosed that subsequent to a series of sales completed on January 29, 2020, it holds 6,200,663 common shares of the Company. Genesis also updated its profile on the System for Electronic Disclosure by Insiders ("SEDI") to indicate that it had ceased to be a 10% security holder of the Company as of January 2020. As a consequence of such sales,  the Genesis IRA has terminated and Genesis no longer has a right to subscribe for and receive Common Shares of the Company.

Consequently, the Company is relying exclusively on Genesis's SEDI profile and early warning reports to determine its shareholdings. As of the date hereof, to the Company's knowledge, Genesis holds 4,883,743 common shares and no warrants to purchase common shares of the Company, representing less than 10% of the Company's issued and outstanding common shares.

Bikupa Datacentre AB

In September 2020, the Company acquired shell company Bikupa Datacentre AB ("Bikupa"), a Swedish registered entity. The acquisition of Bikupa was part of a restructuring and upgrading of the GPU cards in the HIVE Sweden Facility.

On November 23, 2020 Bikupa entered into a business transfer agreement (the "Business Transfer Agreement") with Boden Technologies AB ("Boden Tech"), pursuant to which Bikupa bought the business and assets of Boden Tech, who was the operator of the HIVE Sweden Facility.  As part of the Business Transfer Agreement, all agreements necessary for the continuous and uninterrupted operations of the HIVE Sweden Facility were transferred from Boden Tech to Bikupa including a lease agreement, services agreement, and energy agreements.

Market Conditions

In November 2020, the market conditions for Bitcoin and Ether miners improved as the price of Bitcoin and Ether increased significantly. The price of Bitcoin and Ether has a direct correlation to the Company's earnings and financial position and the market conditions as of the date hereof remain reasonably stable although the trading price is down approximately 57% since December 2021 (as of the date of this AIF and based upon disclosure by trading platforms that we believe are reliable). The digital currency market is still a new market and highly volatile, and current and historical prices are not necessarily indicative of future value. See "RISK FACTORS - General Cryptocurrency Risks - The value of cryptocurrencies may be subject to volatility and momentum pricing risk.".

Negative impacts on the global supply chain related to the COVID-19 pandemic ("COVID-19") has presented challenges including increased shipping costs and delays related to the procurement of equipment; however, the Company has been able to expand the Company's footprint in Canada during this time.

Convertible Debenture

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "2021 Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global"). The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global. The Debentures will mature on the date that is sixty (60) months from the date of issuance, bearing interest at a rate of 8% per annum. The 2021 Debentures were issued at par, with each 2021 Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into Common Shares at a conversion price of CAD$15.00 per Common Share. Interest is payable monthly, and principal is payable quarterly. In addition, U.S. Global was issued 5.0 million common share purchase warrants, with each whole 5 warrants entitling the holder to acquire one (1) Common Share at an exercise price of CAD$15.00 per Common Share for a period of three (3) years from closing.

At-The-Market Equity Program

On February 2, 2021, the Company entered into an equity distribution agreement ("Equity Distribution Agreement") with Canaccord Genuity Corp, pursuant to which the Company may, from time to time, sell up to $100 million of Common Shares. (the "ATM Equity Program"). As at March 31, 2021, the Company issued 3,272,700 Common Shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of CAD$81,726,582 ($64,543,080). The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of CAD$24.95. Pursuant to the Equity Distribution Agreement associated with the EDA, a cash commission of $1,842,480 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Conclusion of the ATM Equity Program".".

Acquisition of GPU Atlantic Inc.

On February 25, 2021 the Company entered into a share purchase agreement (the "GPU SPA") GPU.One Holding Inc. ("GPU One") for the purchase of 100% of the shares of GPU Atlantic Inc. ("GPU Atlantic") for a total purchase price of approximately CAD$25.0 million (the "GPU Acquisition"). Pursuant to the GPU SPA, the company acquired a 50 MW data centre campus located in New Brunswick Canada (the "HIVE New Brunswick Facility"). The HIVE New Brunswick Facility expands the Company's Canadian footprint and compliments the Company's ESG strategy to only mine coins on the cloud from sources of low-cost surplus green energy. The GPU Acquisition more than doubles the Company's total available power capacity globally to approximately 100 MW, placing it among the largest of any publicly-listed cryptocurrency miners.

Pursuant to the GPU SPA, the Company satisfied the purchase price through the issuance of 920,000 Common Shares to GPU One and 80,000 Common Shares to GPU One's minority partner. Of the 920,000 Common Shares to be issued to GPU One pursuant to the GPU Acquisition, 200,000 Common Shares were allocated to a holdback and earn-out to GPU One upon delivery of certain earn-out conditions. The GPU Acquisition closed on April 15, 2021.  All 200,000 common shares allocated to the holdback were issued as of March 31, 2022.

Valor Share Swap

On March 24, 2021 the Company entered into a letter of intent (the "Valor Share Swap") with Valor Inc. ("Valor"), formerly DeFi Technologies Inc., for a share swap arrangement, whereby HIVE would receive 10,000,000 Valor common shares representing approximately 7% of the existing outstanding common shares of Valor in exchange for 800,000 Hive Shares, representing approximately 1% of the Company's issued and outstanding shares as at the time the Valor Share Swap was entered into. The Valor Share Swap has facilitated a partnership between the Company and Valor surrounding the decentralized finance ecosystem with specific applications around Ethereum and miner extractable value, which refers to the amount of profit miners can extract from reordering and censoring transactions on the blockchain. Decentralized financial has been a substantial part of the additional fees the Company receives for mining Ethereum on the cloud. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 20222 - Valor Share Swap Update".

Fiscal 2022

Valor Share Swap Update

On April 20, 2021 the Valor Share Swap was completed.

Bikupa Datacentre 2 AB

In May 2021 the Company acquired shell company Bikupa Datacentre 2 AB ("Bikupa 2"), a Swedish registered entity. Bikupa 2 is a 4.6 MW facility located in the town of Robertsfors (the "Bikupa 2 Facility"). This facility will allow the Company to continue to expand its footprint in Sweden for mining from stable, low-cost, green, and renewable energy sources.

Previously, on September 24, 2020 the Company acquired Bikupa from Johan Eriksson and Patrik Hild, who each owned 50% of Bikupa at that time. Bikupa remains wholly owned by HIVE as of the date hereof.

Bikupa was acquired in order to operate the GPU data centre business located in Boden, Sweden. The data centre business was structurally moved from Boden Tech to Bikupa to isolate the ongoing operations into a business entity that was free from the VAT matter with the Swedish Tax Authority. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - HIVE Sweden Facility Updates". Having the data center operated within a new entity allowed the prompt processing of energy tax, assisting greatly in cash flow of operations.

Bikupa 2 was purchased as a shelf company from VPR AB ("VPR") on May 4, 2021 and remains a wholly owned subsidiary of the Company as of the date hereof. The vendors of Bikupa 2 are unrelated to the vendors of Bikupa or the purchaser of Boden Tech. The purpose of the acquisition of Bikupa 2 was the operation of a data center within Sweden, separate from the Boden, Sweden location operated by Bikupa.

Sale of Kolos

On May 10, 2021, the Company sold Kolos, a subsidiary located in Norway, to the local community under a share purchase agreement. Under the agreement the Company transferred all the shares of Kolos to the municipality, along with a $200,000 payment. Without a clear path forward to meet the development conditions by March 2023, the Company decided it was in the best interests of HIVE to sell Kolos to the local municipality. As a result of this transaction, the loans, along with accumulated interest which were assumed as part of the original transaction in May 2018, were transferred along with the shares to the local municipality. The warrants that were granted pursuant to the Norway Acquisition that were exercisable upon the completion of certain milestones associated with the Kolos land development will expire in due course.

HIVE Sweden Facility Updates

On June 18, 2021, the Company announced that it had expanded its operations in Sweden with a 4.6 MW facility in the town of Robertsfors (the "HIVE Sweden Robertsfors Facility"), bringing the total capacity in Sweden to more than 33 MW.

NASDAQ Listing

On July 1, 2021, the Company began trading on the NASDAQ's Capital Markets under the trading symbol "HVBT", and on September 14, 2021 the trading symbol of the Company on the NASDAQ was changed to "HIVE".

Management and Board Changes

On August 19, 2021, Aydin Kilic was appointed President & COO of the Company.  On November 24, 2021, Mr. Ebel resigned as a director of the Company. On December 21, 2021, Susan McGee was elected as a director of the Company.

HIVE Iceland Facility Updates

On November 25th, 2021, HIVE Blockchain Iceland ehf entered into a service agreement with Borealis Data Park ehf, for the hosting of equipment at a new facility in Iceland (the "Borealis Facility"). The agreement enables the hosting of approximately 1,200 new generation Bitcoin miners, or 4.5MW of capacity, over a period of 36 months, using geothermal and hydroelectric energy.  The completion of the Borealis Facility, and subsequent installation of HIVE ASIC miners, resulted in the hashrate coming online in March 2022.

Private Placement of Special Warrants

On November 30, 2021, the Company closed a bought-deal private placement of 3,334,000 special warrants of the Company (the "November 2021 Special Warrants") at a price of $30.00 per November Special Warrant for aggregate gross proceeds to the Company of $100,020,000 (the "November 2021 Private Placement"). Stifel GMP acted as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters including BMO Capital Markets, Canaccord Genuity Corp. and PI Financial Corp. (collectively, the "November 2021 Underwriters"). The November 2021 Underwriters elected to fully exercise the option granted to them to increase the size of the November 2021 Private Placement by an additional 15% of the November 2021 Special Warrants sold, for an additional 500,100 November 2021 Special Warrants, bringing the aggregate number of November 2021 Special Warrants sold to 3,834,100 for total gross proceeds of $115,023,000.

Subject to adjustment in certain circumstances, each November 2021 Special Warrant entitles the holder to receive one (1) unit of the Company upon exercise (each, a "November 2021 Unit"). Each November 2021 Unit consists of one (1) Common Share and one-half (0.5) of one Common Share purchase warrant (each whole of such Common Share purchase warrant being a "November 2021 Warrant"). Every five (5) November 2021 Warrant entitles the holder thereof to purchase one Common Share at a price of $30.00 per Common Share for a period of 30 months following the closing of the November 2021 Private Placement.

Investment in Titan.IO

On December 1, 2021, the Company announced that it had made an investment in Titan.IO, Inc. ("Titan"), a blockchain software company (the "Titan Investment"). The Titan Investment was structured as a share exchange pursuant to which the Company issued Titan 213,354 Common Shares and 106,677 warrants with a total value of $5 million at CAD$30.00 per share, the same terms as the November 2021 Private Placement.  Under the Titan Investment, the Company received 5,555,556 Titan common shares representing 10% of the outstanding equity of Titan. Titan operates a next generation mining pool and is creating a market for mining tokens that represent mining capacity.  The Titan Investment is anticipated to facilitate a working relationship between the Company and Titan.

Filing of Prospectus and Prospectus Supplement

On January 4, 2022, the Company filed an amended and restated final short form base shelf prospectus with the securities regulatory authorities in each Province of Canada except Quebec (the "January SFBS Prospectus").

On January 7, 2022, the Company filed a prospectus supplement to the January SFBS Prospectus with the securities regulatory authorities in each Province of Canada except Quebec (the "January Prospectus Supplement"). The January Prospectus Supplement qualified for distribution the 3,834,100 Units distributed under the November 2021 Private Placement issuable upon exercise of the November 2021 Special Warrants. In accordance with the terms of a special warrant indenture between the Company and TSX Trust Company, as a result of filing the January Prospectus Supplement on January 11, 2022, each November 2021 Special Warrant was automatically exercised into one November 2021 Unit.

On January 14, 2022, the November 2021 Warrants underlying the 3,834,100 Special Warrants were listed for trading on the TSX Venture Exchange.

Compute North Renewable Energy Deal

On March 7, 2022, the Company announced that it had entered into a non-binding letter of intent with Compute North to host 100MW of mining capacity at one of Compute North's renewable energy data centre facilities in Texas.

Conclusion of the ATM Equity Program

On March 8, 2022, the Company announced the conclusion of the ATM Equity Program. At the date of termination, the Company had sold 5,447,203 Common Shares at prevailing market rates under the ATM Equity Program, for aggregate gross proceeds of $99,499,214.

Subsequent to Fiscal 2022

Share Consolidation

On May 24, 2022, the Company completed a share consolidation of the Common Shares on the basis of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Shares (the "Consolidation"). As of the date immediately prior to the Consolidation, there were 411,209,923 Common Shares issued and outstanding. Effective market open on May 24, 2022, the Consolidation was completed and there were 82,241,984 Common Shares issued and outstanding, and the exercise terms of the November 2021 Warrants were adjusted such that post-Consolidation, five (5) November 2021 Warrants are now exercisable for one (1) post-Consolidation Common Share, upon the payment of an adjusted price of CAD$30.00.

Audit Committee Changes

On June 16, 2022, Mr. Holmes resigned from the Audit Committee, and Ms. McGee was added as a member of the Audit Committee.

DESCRIPTION OF THE BUSINESS

Description of the Business

HIVE is a growth oriented, publicly listed company building a bridge from the blockchain sector to traditional capital markets. The Company operates in one segment, being the mining and sale of digital currencies. The Company owns and leases state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which mine newly minted digital currencies like Bitcoin and Ether continuously on the cloud. These operations provide shareholders with exposure to the operating margins of digital currency mining which the Company believes is currently the most profitable application of the Company's computing power. As it relates to its GPU computing equipment, the Company is investigating other high efficiency computing applications, such as artificial intelligence and graphic rendering as well as private blockchain computing, which are becoming more widespread as the blockchain technology grows and develops.

For a further description of HIVE's current cryptocurrency mining business and the general development of the same, see "GENERAL DEVELOPMENT OF THE BUSINESS" above. HIVE believes that these strategic transactions, along with certain related financings and capital markets activities, corporate initiatives, and other announcements, each as further detailed above or elsewhere in this AIF and the Fiscal 2022 MD&A, have been the primary influence on the general development of its business during the last three completed financial years and subsequently.

Production and Services

HIVE currently maintains six cryptocurrency mining operations as set forth below. The Company's operating and maintenance expenses are composed of electricity to power its computing equipment as well as cooling and lighting, etc. The facilities are strategically located where electricity costs are low due to an abundance of hydro power and geothermal energy. Other site expenses include leasing costs for the facilities, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

The HIVE Lachute Facility

The HIVE Lachute Facility is a leased facility and is located in Québec, Canada and is currently equipped with approximately 6,800 Bitcoin miners, with an aggregate operating hashrate of approximately 530 PH/s. The HIVE Lachute Facility utilizes approximately 27 MW of power, with available power capacity of 30 MW. 100% of the Bitcoin mining power is being utilized by HIVE for self-mining.

In preparation for the halving, which occurred in mid-May 2020, in April 2020 HIVE acquired this leased facility located in Lachute, Quebec from Cryptologic, which has access to low cost, renewable electricity, available capacity of 30 MW of HVAC and electrical infrastructure that is unique to cryptocurrency mining, systems for power and internet connectivity and operational staff. HIVE has subsequently been investing in next generation mining equipment that can provide positive gross mining margins of Bitcoin rewards; the next halving is scheduled to occur in the first half of calendar 2024.

In the first quarter of fiscal 2021, HIVE invested more than $2 million in approximately 2,000 next generation SHA-256 Bitmain-manufactured miners with an aggregate operating hashrate of 124 PH/s to scale up mining power and increase the operating efficiency of the facility. In July 2020, HIVE ordered 200 additional new generation Bitmain miners, with an aggregate operating hashpower of 12 PH/s, from an equipment broker; however, with the production and delivery delays that are being experienced at Bitmain, HIVE has requested a refund from the broker due to the uncertainties associated with them. As of the date hereof, these refunds have not been settled. In August 2020, the Company installed an additional 1,000 new generation miners from manufacturer MicroBT, having a cost of approximately $2 million, with an aggregate operating hashrate of 93 PH/s. The equipment was initially hosted by HIVE on behalf of an institutional client, and on July 12, 2021 these machines were purchased from this institutional client.

The HIVE Sweden Facility

The Company's operations in Sweden are comprised of the following facilities:

a) The HIVE Sweden Facility, leased facility in Boden, currently equipped with approximately 17,000 custom, efficient GPU rigs with an aggregate operating hashrate of approximately 5,652 GH/s. The HIVE Sweden Facility currently mines Ether and utilizes approximately 27 MW of power. Additionally, the HIVE Sweden facility is equipped with approximately 1400 new generation miners mining digital assets in the cloud, generating approximately 120 PH/s.

b) The HIVE Sweden Robertsfors Facility, leased facility in Robertsfors, currently equipped with approximately 1100 new generation miners mining digital assets in the cloud, generating approximately 60 PH/s. The Hive Sweden Robertsfors Facility utilizes approximately 4MW of power.

In July 2019, the Company rebooted its operations in Sweden after it had been shut down in February 2019 related to a dispute with Genesis. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - Genesis Dispute and Settlement". In August 2019, the Company assumed full control of operations at the HIVE Sweden Facility from Genesis and entered into direct agreements with local suppliers, including a strategic partnership with Blockbase to be the facility operator. Blockbase manages Barrage d.o.o. (LLC) ("Barrage"), which has a team of data center technicians with technical training unique to operating GPUs. This is critical as GPUs require more attention and specialized skill sets to ensure proper maintenance and operation than a data center filled with ASIC chips. The transition of facility operations from Genesis to Blockbase was completed in November 2019. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - HIVE Sweden Facility Updates".

In 2020, the Company restructured its strategy in Boden to shift towards becoming more of a data centre operation in order to broaden the range of services the Company offers. The Company believes the demand for GPU high performance chips will generate new sources of revenue including revenue derived from gaming, artificial intelligence, movie rendering, and support for smart cities, and this shift in strategy will position the Company to capitalize on these opportunities.

A challenge in 2020 for mining Ethereum was the older GPU AMD 580 cards with 4 gigabytes of memory. The Dag file for mining ETH had grown too long and the Company needed to upgrade to cards with 8 gigabytes of memory by April 2021. Ramifications from COVID-19 pandemic which included semiconductor and microchip shortages and logistical complications in terms of sourcing and obtaining goods, created delays in swapping the 4 gigabyte cards for 8 gigabyte cards. Despite this, the cards were swapped out in batches of 5000 with the old memory cards being sold and new 8 gigabyte memory cards were procured. The delays had an intermittent impact on the Company's hashing power, however higher ETH prices offset any production delays. The few AMD 580 cards which were not swapped out by April 2021 were used to mine Ethereum Classic and these rewards were sold to pay electricity and salary costs.

Another challenge for ETH miners was the ETH price surge attracted more competition and the difficulty to verify and solve new blocks rose 250%, which lead to a reduction in the number of ETH the Company was able to mine. This reduction was experienced by most ETH miners. Rising ETH prices helped the Company maintain revenues and ultimately in February 2021, the Company's top line revenue was higher than the previous quarter.

In the fall of 2020, the Company announced that it had entered into energy hedging agreements related to its electricity costs in Sweden through the calendar year 2021, and these agreements have been extended to continue until December 2023. This has resulted in the Company locking in attractive energy prices that are lower than industry averages. The Company estimates that the combination of its new, direct agreements with local suppliers for its Sweden operation combined with the electricity hedging agreements has resulted in a 40% reduction in its operating and maintenance costs at the HIVE Sweden Facility, compared to what such costs would have been under its previous service provider agreement with Genesis which ended in November 2019. Additionally, the refurbishment of HIVE's mining rigs carried out by Blockbase and Barrage has resulted in an increase in mining output.

In March 2020, HIVE announced the initiation of an expansion at the HIVE Sweden Facility. This expansion is anticipated to result in a more than 20% increase in the facility's Ether mining production capabilities while improving HIVE's gross mining margin profile by leveraging the existing fixed cost base at the facility. The expansion, anticipated to cost approximately $750,000 and be financed with cash flows from operations, was expected to occur in two phases and be completed within six months. However, the Company put the expansion on temporary hold due to lack of clarity on whether the Company would have access to long term hydro electricity, due to new green energy requirements for the steel industry in the Boden region. The expansion has since been reinitiated at a larger scale and completed during Fiscal 2022. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2020 - HIVE Sweden Facility Updates".

In June of 2021 HIVE announced the expansion of its Sweden Operations with the addition of the HIVE Sweden Robertsfors Facility, a 4MW facility in the town of Robertsfors, Sweden. This facility is managed by Bikupa Datacenter 2 AB and is referred to internally as the Old Diamond Factory or "ODF" which hosts approximately 1,100 new generation miners mining digital assets in the cloud. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - HIVE Sweden Facility Updates".

The HIVE Iceland Facility

The HIVE Iceland Facility is a leased facility and is currently equipped with approximately 2,450 custom, efficient GPU rigs with an aggregate operating hashrate of approximately 560 GH/s, and currently mines Ether and Ethereum Classic. In addition, the facility is equipped with approximately 700 ASIC mining rigs with an aggregate operating hash rate of approximately 40 PH/s, and currently mines Bitcoin. This facility has a maximum capacity of 4.5 MW of power. Iceland tends to be cool year-round, with summer daytime temperature seldom rising above 25°C.  Consequently, the Company does not have to incur costs associated with substantial cooling of mining equipment at this facility.

On June 1, 2020, HIVE assumed full control of its Iceland operation from Genesis and entered into direct agreements with local suppliers, including a strategic partnership with Blockbase to be facility operator for the Company's Iceland operation.  The transition has resulted in an approximately 50% reduction in monthly facilities and operations costs at HIVE's Ether mining operations in Iceland compared to such costs under the previous service provider agreement with Genesis.

HIVE intends to further improve its profitability profile and cash flow generation in Iceland by making certain investments to optimize its Ether mining efficiency and maximize capacity while leveraging its existing fixed cost base. These improvements include acquiring new mining rigs to maximize available space at the Iceland facility. Such capital expenditures are anticipated to cost approximately $500,000 and be financed through cash on hand. As part of the improvements and efforts to maximize efficiencies, the Company undertook to configure one of the two buildings at the HIVE Iceland Facility to accommodate ASIC mining machines, which has since been completed. HIVE has worked with Blockbase to undertake facility improvements and refurbish as necessary its mining rigs to improve mining efficiency, though this process has been delayed due to travel restrictions related to COVID-19, improvements have been made to accommodate the ASIC mining machines.

HIVE Blockchain Iceland ehf also entered into a service agreement with Borealis Data Park ehf on November 25th, 2021, for the hosting of equipment at the Borealis Facility. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - HIVE Iceland Facility Updates". The agreement enables the hosting of approximately 1,200 new generation Bitcoin miners, or 4.5MW of capacity, over a period of 36 months, using geothermal and hydroelectric energy.  As of the date of this circular, the hashrate at the Borealis Facility is 102 PH/s.

The HIVE New Brunswick Facility

The HIVE New Brunswick Facility was acquired from GPU ONE through the purchase of GPU Atlantic, which has undergone a name change, and is now known as HIVE Atlantic Datacentres Ltd. ("HIVE Atlantic"). HIVE Atlantic is a wholly owned subsidiary of the Company and is the owner of the HIVE New Brunswick Facility. This facility has a capacity of 80 MW of power. Currently this facility operates 16,400 new generation ASIC miners, with an aggregate operating hashrate of approximately 1,400 PH/s, utilizing approximately 56MW of power. When construction is completed, it is expected that this facility will comprise a data center campus of 4 buildings, utilizing approximately 75MW of power. Currently, the first 3 buildings are complete and operating ASIC miners at fully capacity; the 4th building is partially complete and operating ASIC miners at partial capacity.  See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Acquisition of GPU Atlantic Inc.".

On October 23, 2019, HIVE Atlantic entered into an agreement for the supply of power and energy (the "NB Agreement") with New Brunswick Power Corporation ("NB Power"). The NB Agreement has a term of ten (10) years.

The NB Agreement stipulates that NB Power will supply a total of 15,000kW of Power to HIVE Atlantic, 2,250kW of which NB Power has a contractual obligation to deliver on a continued basis from October 23, 2019 until October 23, 2029, while the 12,750kW of interruptible surplus power can be consumed at HIVE's discretion at the daily spot prices during this same ten (10) year term.

"Total Usable Power" is not defined in the NB Agreement; it is the sum of the Contracted Reserve and the Surplus Energy. The NB Agreement defines "Contracted Reserve" and "Surplus Energy" as follows:

  "Contracted Reserve" means the amount of power which NB Power shall reserve for the Customer as specified in Article 3.1 hereof.

  "Surplus Energy" means energy which may be interrupted by NB Power at any time and is supplied to the Customer provided NB Power has energy available to it surplus to the requirements of other firm commitments of NB Power and its affiliated companies.

The Total Usable Power is thus the amount of kW that HIVE can elect to consume on a daily basis throughout the term of the NB Agreement.

At the time of execution of the NB Agreement, the understanding with NB Power was that the Company would have a right to consume a total amount of 50MW on a continuous basis. Pursuant to the foregoing, on August 11, 2020, NB Power issued a facilities study which, in effect, authorized HIVE Atlantic to increase total consumption to the level of 50MW on a continuous basis. HIVE Atlantic is actively building out the HIVE Atlantic site in order to utilize the full allocation of 50MW from NB Power.

Upon completion of the 50MW project, the Contracted Reserve will be raised to 7,500kW with the available Surplus Energy at 42,500kW, bringing the Total Usable Power to a continuous supply of 50,000kW throughout the duration of the term.

On April 5th, 2022, the NB Agreement was updated to reflect that NB Power will supply a total power supply of 80,000kW to HIVE Atlantic, with 37,500kW of which NB Power has a contractual obligation to deliver on a continued basis until October 23, 2029 with the available Surplus Energy at 42,500kW, bringing the Total Usable Power to 80,000kW throughout the duration of the term.

Curtailable power, or Surplus Energy, which is available to Hive Atlantic varies daily with on-peak and off-peak hours. Each week, Hive Atlantic obtains the anticipated pricing forecast for the week's available Surplus Energy and can elect when it wishes to operate and at what capacity (over and above its fixed Contracted Reserve).

NB Power has the right to withhold and suspend the supply of power and energy from Hive Atlantic for the purpose of safeguarding life or property, for making repairs, changes, renewals, improvements or replacements to NB Power facilities that it deems necessary, but such interruptions shall be for the shortest period reasonably possible and in accordance with their Good Utility Practice, and when possible, arranged for a time least objectionable to Hive Atlantic.

As part of the HIVE New Brunswick Facility, the Company acquired 740 Innosilicon miners and 40 Bitmain S9 Antminers as well as data centre equipment includes racking, cabling, electrical infrastructure, and fixtures.

Construction Budget

The Company's revenue and future capital raises will be used to finance ongoing and future construction. As of the date hereof, the Company's daily revenue is approximately US$337,250, generated through 2,200 PH/s of Bitcoin mining capacity (US$204,250 daily revenue) and 6,125 GH/s of Ethereum mining capacity (US$133,000 daily revenue); using a BTC price of US$21,500 and ETH price of US$1,400

There is approximately US$64,700,000 in purchase commitments that will be payable for outstanding equipment orders to the Company's various facilities. Given its current capitalization and daily revenues, the Company does not anticipate significant difficulties in meeting these obligations.

The Company is continuing to develop its HIVE New Brunswick Facility in order to utilise the increased NB Power energy allocation.

Security

HIVE's facilities are located in relatively remote locations and surrounded by a chain-link fence with barbed wire and staffed with security on a 24x7x365 basis. The sites have a physical security policy and staff are trained to be aware of any unauthorized personnel. There are closed-circuit televisions on site and the mining rigs are located within locked data centre warehouses. At the HIVE Sweden Facility, HIVE's strategic partner Barrage arranges for security for HIVE's facility. At the HIVE Iceland Facility and HIVE Lachute Facility, the property owners provide security for these facilities. At the Hive New Brunswick Facility a local service provider is responsible for providing IT and security services and has a 24/7 on-site presence with live camera feeds covering the interior buildings site and private substation.

Network Connectivity

The sites are equipped with the following mediums of connectivity: (a) two satellite internet connections; and (b) two long-term evolution connections. Each medium is provided by a different vendor, which increases redundancy and resiliency.

Monitoring and Repair

All key components of the sites are monitored including the intake air temperature, hash board temperature, voltage, hashrate, data centre air temperature, exhaust air temperature and humidity of each facility. All parameters are monitored and changed remotely on a twenty-four hour basis throughout each day of the year, by: (i) Blockbase for the HIVE Sweden Facility; (ii) atNorth for the HIVE Iceland Facility; (iii) the Company directly for the HIVE Lachute Facility; and (iv) for the HIVE New Brunswick Facility, a local service provider facilitates the maintenance and upkeep of the key components and provides their readings to the Company directly. Parallel monitoring is performed by local on-site staff who are responsible for implementing any necessary repairs to mining infrastructure. In the event that the Company's remote monitoring or any parallel monitoring identifies any malfunction or technical issue, personnel are dispatched to physically inspect and, if necessary, repair defective components. HIVE intends to maintain an inventory of all necessary components for repair, which is kept at the same facility as operations.

Custodial services for digital currencies

HIVE does not self-custody its digital currencies. The Company holds its digital currencies in cold storage solutions, which are not connected to the internet, with Fireblocks Ltd. which is headquartered in New York, ("Fireblocks") and also at Bank Frick ("Bank Frick" and together with Fireblocks, the "Custodians"), which is headquartered in Liechtenstein. The Custodians are responsible only for safeguarding the cryptocurrency assets of the Company. Neither the Company nor the Custodians process cryptocurrency asset payments for the Company or for others. Neither of the Custodians uses a sub-custodian and neither is a related party of the Company. Bank Frick is regulated by the Liechtenstein financial market authority and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 Prospectus Exemptions). The Company is not aware of anything with regards to the Custodian's operations that would adversely affect the issuer's ability to obtain an unqualified audit opinion on its audited financial statements.

As at the date of this AIF, the percentages of the Company's cryptocurrency assets held by Fireblocks and Bank Frick were approximately 99% and 1%, respectively. As at the date of this AIF, the quantity and dollar value of the Company's cryptocurrency assets were 3,117 Bitcoins and 7,714 Ether, with market values of approximately US$66.6 million and US$8.3 million, respectively.

The Company has conducted due diligence on its Custodians and has not identified any material concerns. It routinely reviews and verifies its asset balances on public blockchain explorers. In order to monitor Fireblocks, the Custodian at which the large majority of the Company's assets are held, the Company relies on system and organization controls provided by a SOC 2 Type II report, undertaken by an independent audit firm. Management of the Company is not aware of any security breaches or other similar incidents involving either of the Custodians which resulted in lost or stolen cryptocurrency assets. In the event of an insolvency or bankruptcy of the Custodians, the Company would write off as losses any unrecoverable cryptocurrency assets.

The Company has chosen to continue to use Bank Frick as custodian due to its track record in the industry. Bank Frick has acted as custodian for the Company since its early stages and was one of the few institutions that readily accepted cryptocurrency companies in Europe after changes in Switzerland greatly limited banks from operating in the cryptocurrency industry. In addition, Bank Frick permits the Company to maintain accounts in both fiat currency as well as cryptocurrency, and consequently, upon sales of cryptocurrency, the proceeds can be deposited into the Company's account with Bank Frick that is denominated in US dollars.

Fireblocks was chosen as a second custodian after they had announced in December 2019 that they had completed an examination and received a SOC 2 Type II certification. In general, a SOC 2 Type II certification is issued by an outside auditor and evaluates the extent to which a vendor complies with five trust principles based on the systems and processes in place. These five principles include the following (collectively, the "Trust Services Criteria"):

  "Security", which addresses the safeguarding of system resources and assets against unauthorized access;

  "Availability", which addresses the accessibility of the system as stipulated by the applicable service agreement between vendor and customer;

  "Processing Integrity", which addresses whether or not a system achieves its purpose;

  "Confidentiality", which addresses whether access and disclosure of data is restricted to a specified set of persons or organizations; and

  "Privacy", which addresses the system's collection, use, retention, disclosure and disposal of personal information in conformity with an organization's privacy notice.

The most recent SOC 2 Type II certification received by Fireblocks was based on an examination of its platform for the period from September 1, 2020 to August 31, 2021 (the "2021 SOC 2 Report"). The 2021 SOC 2 Report concluded that the controls implemented by Fireblocks were suitably designed to meet Fireblocks' service commitments and system requirements based on the applicable Trust Services Criteria. As a result of their nature however, the controls implemented by a service organization such as Fireblocks may not always operate effectively or continue to meet the applicable Trust Services Criteria. It is impossible to predict the future applicability of any evaluation regarding the suitability of design or operating effectiveness of the controls used by Fireblocks, as these are subject to the risk that the systems or controls used may change or become ineffective. Additionally, the conclusion of the 2021 SOC 2 Report is based on the assumption that the controls in place were effectively applied by user entities and any subservice organizations engaged by Fireblocks, which may not always be the case.

As of the date hereof, the Company's only material custodian is Fireblocks. The Company relies primarily on Fireblocks as it compiles documented controls that can be provided to the Company, such as the SOC 2 Type II certification, which are viewed as instrumental in providing verification to third parties that appropriate controls have been put in place.

Fireblocks is a wallet infrastructure provider and a digital asset security firm which was backed in its early stages by the investment arm of Fidelity International Ltd.. Fireblocks utilizes multi-party computation technology to secure private keys to assist its customers to securely self-custody and transfer cryptocurrency assets among counterparties, and consequently, does not directly hold the Company's cryptocurrency inventory. Fireblocks stores two of the Company's three key shares on servers located in the United States and operated by Microsoft Azure, a cloud computing service operated by Microsoft Corporation, and International Business Machines Corporation; the Company maintains the third key share in the secure enclave of authorized user's mobile devices. All three key shares are required in order to execute a transfer of cryptocurrency from the cold storage wallet.

As at the date of this AIF, the Company had elected to maintain 99% of its cryptocurrency with Fireblocks primarily due to the comfort provided by the SOC 2 Type II certification performed by EY, and for which Fireblocks undergoes a review on an annual basis. Such reports are not applicable to Bank Frick or other large cryptocurrency custodians at this time. The Company reviews the SOC 2 Type II report to ensure it maintains a secure technology infrastructure and the security systems designed to safeguard cryptocurrency assets are operating effectively. To date, the Company has not identified any material concerns based on its review of the SOC 2 Type II report.

Fireblocks also maintains an insurance policy which covers technology, cyber, and professional liability, and has received an "A" rating by A.M. Best based on the strength of the policy. The Company is not aware of any security breaches or incidents involving Fireblocks, or of any other limitations on Fireblocks' insurance.

The Company further believes that the SOC 2 Type II certification better addresses the commentary of the Canadian Public Accountancy Board and the Canadian Securities Administrators continuing review and guidance in respect of custodial controls and security of cryptocurrency assets.

The Company has not been able to insure its mined digital currency, nor do either of the Custodians maintain any insurance over the cryptocurrency assets they hold, as of the date hereof. The Company views the risk of loss or theft as low, as its assets are maintained in cold storage with its Custodians. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance cover.

See "RISK FACTORS - Company Cryptocurrency Risks - Risks related to insurance".

Fireblocks License Agreement

The commercial relationship between the Company and Fireblocks is governed by a license agreement entered into on September 28, 2020 (the "Fireblocks License Agreement"). Pursuant to the terms of the Fireblocks License Agreement, the Company is entitled to a non-exclusive, non-sublicensable, and non-transferable license to access the custodial services provided by Fireblocks. Specifically, these services include a cryptocurrency wallet that stores private and public keys, interacts with various blockchains and enables the Company to monitor its balances of assets, as well as a number of optional services the Company may opt-in to from time to time. A full list of the optional services can be found in Appendix A of the Fireblocks License Agreement which has been posted to the Company's SEDAR profile. Following an initial term of one year, the Fireblocks License Agreement was renewed for an additional one-year term on October 15, 2021.

Either the Company or Fireblocks may terminate the Fireblocks License Agreement at any time by giving written notice if the other party is in breach or default of any material provision, and fails to cure the breach or default within thirty (30) days after being given such notice. If the Company does not pay two consecutive monthly invoices, Fireblocks may suspend, block and/or restrict the Company's access to the system upon providing ten (10) days prior notice of such suspension or termination to the Company.

Manufacturers

The Company has purchased ASIC equipment manufactured by Bitmain, Canaan and Micro BT. The Company has purchased GPU cards manufactured by Nvidia and AMD, while GPU mining cases are manufactured by Alpha Miner and Mooseminer.

Competition and Market Participants

Competition

The cryptocurrency mining industry is highly competitive. In addition, there exist many online companies that offer cryptocurrency cloud mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centres, including those of the kind operated by our principal publicly-listed competitors. The largest competitor operating in the same space as HIVE in North America is Hut 8 Mining Corp. (TSX: HUT), a public company trading on the TSXV. There are several other companies competing in HIVE's industry, including HyperBlockInc. (CSE: HYPR), Atlas Blockchain Group Inc.(CSE: AKE), Riot Blockchain, Inc.(NASDAQ: RIOT), MGT Capital Investments Inc. (OTCQB: MGTI), Marathon Digital Holdings Inc. (NASDAQ: MARA), Bitfarms Ltd. (TSXV: BITF), Argo Blockchain Plc (LSE: ARB), CryptoStar Corp. (TSXV: CSTR), Digihost Technology Inc. (TSXV: DGHI), Skychain Technologies Inc. (TSXV: SCT), DMG Blockchain Solutions Inc. (TSXV: DMGI), Link Global Technologies Inc. (CSE: LNK), and Skyledger Tech Corp. (CSE: SKYL).

The vast majority of mining is now undertaken by mining pools, whereby miners organize themselves and pool their processing power over a network and mine transactions together. Rewards are then distributed proportionately to each miner based on the work / hashpower contributed. Mining pools became popular when mining difficulty and block time increased. While the rewards for successfully solving a block become considerably lower in the case of pooling, rewards are earned on a far more consistent basis, reducing the risk to miners with smaller computational power. Consequently, the Company may decide to participate in a mining pool in order to smooth the receipt of rewards.

Mining pools generally exist for each well-known proof of work cryptocurrency. According to Etherchain.org, as at July 18th, 2022, the top five Ether mining pools were: Ethermine; f2pool2; Hiveon Pool; 2miners; and Flexpool.io. Ethermine and f2pool2 represent, in the aggregate, 41.4% of the Ethereum network's hashrate.

Other market participants in the cryptocurrency industry include investors and speculators, retail users transacting in cryptocurrencies, and service companies that provide a variety of services including buying, selling, payment processing and storing of cryptocurrencies.

Business and Strategy

The Company's business is to create value from maintaining the infrastructure behind Blockchain whereby HIVE's strength is the computing power intense blockchains under the consensus principle "proof of work". Therefore the strategy of the company is to expand its computing power and its operations in the highly efficient activities in the "proof of work" blockchains whereby a sustainable carbon footprint of all operations and a high efficiency energy usage is an indispensable part of the strategy of the Company and also its competitiveness and its responsibility as data center operator.

Summary of Significant Transactions

The Company's significant transactions for Fiscal 2022 and a brief summary of the terms are as follows:

Date	Summary
July 1, 2021	Commitment to purchase NVIDIA GPU's (total value of contract: $US 66 million), with the cards delivered during Fiscal 2022.
July 12, 2021	Purchase of 3,019 MicroBT WhatsMiner M30S dedicated miners, 264 PH/s, for use in Lachute (Quebec) and Grand Falls (New Brunswick).
July 30, 2021	Purchase of 4,000 next generation miners, 272 PH/s. Equipment was delivered in 2 tranches and operational within 60 days, with 2,000 miners delivered in August, and 2,000 miners in September 2021.
August 4, 2021	Purchase of 1,800 Antminer S19j Pro miners from Bitmain Technologies Ltd., 180 PH/s. The miners were delivered in 6 equal tranches of 300 miners, commencing in January 2022 through June 2022.
September 8, 2021

Purchase of 3,000 premium MicroBT WhatsMiners, 294 PH/s., with average efficiency of approx. 34 W/TH. Mix of M30S, M30S+ and M30S++ miners. The 3,000 miners are expected to be delivered in 12 equal tranches of 250 miners during the calendar year 2022 commencing in January and ending in December.

September 10, 2021

Purchase of 2,292 M30S+ premium MicroBT WhatsMiners, 229 PH/s, with average efficiency of approx. 34 W/TH. The miners will be delivered in 6 equal tranches of 382 miners during calendar year 2022 commencing in July and ending in December.

October 21, 2021

Purchase of 6,500 next generation Bitcoin miners, 585 PH/s. For New Brunswick facilities. The equipment is expected to be received and in operation by the end of February 2022 in 3 tranches, with 3,000 miners in December 2021, 3,100 miners in January 2022 and 400 miners in February 2022.

February 24, 2022

Supply agreement with Intel Corporation (Nasdaq:INTC) ("Intel") to purchase new high performing ASIC chips that will be incorporated into state-of-the-art mining equipment that will be custom built for HIVE.

May 24, 2022	Share consolidation whereby on a post-Consolidation basis, the Company had approximately 82,241,984 Common Shares issued and outstanding.

As of the date hereof, there is no material change the Company is aware of regarding the transactions and expectations set out above.

Power Contracts and Economic Dependence

Power

All of HIVE's locations are powered by sustainable energy, being renewable hydroelectricity or geothermal energy.

HIVE Sweden Facility

The Company has an arrangement with Vattenfall AB, a power supply company based in Sweden, to receive electricity priced at the hourly spot rate until December 31, 2024.  The electricity is being obtained for the purpose of powering the Company's data centre at the HIVE Sweden Facility. Expense from March 31, 2022 to the end of this contract will be approximately $2,500,000.  The Company currently has a supplemental power pricing arrangement that was entered into in order to fix 20 MW of electricity consumption for the months January through December 2022 at a set price, and an additional 4 MW for the months of July through September 2022.  The fixed price agreement was assessed and is being accounted for as an executory contract whereby the monthly electricity costs are expensed as incurred. HIVE has separate lease, data centre, Internet access and facility management agreements in place with other parties for other aspects of site operations and maintenance.

HIVE Iceland Facility

At the HIVE Iceland Facility, the Company has an initial two-year agreement effective June 1, 2020 with atNorth for hosting and related colocation services, including power usage (as well as hosting, shelving, datacentre operations and maintenance, and security).

HIVE Lachute Facility

In Quebec, the Company has a lease agreement until June 30th, 2028 which include access to the property owner's electricity services subscription with Hydro-Québec which features energy costs at approximately CAD$0.03596/kWh used. The Company also pays monthly power charges, net of supply and transformation loss credits, of approximately CAD$13.781 per kilowatt.

HIVE New Brunswick Facility

The Company owns its land and infrastructure at the HIVE New Brunswick Facility, including its substation, which features energy costs at approximately CAD$0.0559/kWh used. The Company also pays monthly demand charge of CAD$15.09 per kilowatt, on its Contracted Reserve. The Company is currently expecting 4,300 new generation miners and an additional 430 PH/s at the HIVE New Brunswick Facility by December 31st, 2022.

Progress for Various Buildings & Production Capacity

The Company currently has approximately 1,450 PH/s of Bitcoin mining capacity, and is on track to add approximately 430 PH/s of ASIC deliveries to its operations and various buildings by the end of December 31, 2022.

The specific details for the work in progress at the Company's New Brunswick facility are as follows:

  BUILDING 1 100% completed

  BUILDING 2 100% completed

  BUILDING 3 98% completed

  BUILDING 4 85% completed

Cycles

The Company experiences moderate volatility in electricity prices at the HIVE Sweden Facility which can impact profits. A portion of the Company's power costs at the HIVE Sweden Facility are exposed to market prices and the electricity environment in Boden, which can fluctuate due to weather temperature changes, while a large portion is fixed via hedging agreements that are in place until the end of 2022.

Employees

As of the date of this AIF, HIVE had 18 employees.

Foreign Operations

As at the date of this AIF, the Company's foreign operations primarily include the Company's digital currency mining operations at the HIVE Sweden Facility, the Bikupa Datacentre 2, and the HIVE Iceland Facility and Bermuda subsidiary, HIVE Digital Data Ltd.

Introduction to Blockchain and Cryptocurrency

Blockchain technology was introduced in 2008 as the database technology that underpins Bitcoin. Although the technology has remained synonymous with Bitcoin and digital currencies, blockchain technologies are capable of many applications beyond serving as a database for a decentralised digital currency. Blockchain is gaining widespread adoption and is the backbone of a new digital world with fewer intermediaries, greater efficiency, and automated transactions.

A significant advantage to blockchain technology is that it can store and distribute data in a decentralised manner. The decentralisation of information increases security and offers additional functionality to its users. Blockchain technologies are making a significant impact in many areas of business, finance, information management and governance, but it remains in its nascent stages with significant future opportunities.

A cryptocurrency is a form of encrypted and decentralised digital currency, transferred directly between peers across the internet, with transactions being settled, confirmed, and recorded in a distributed public ledger by a process known as "mining".

Units of a cryptocurrency exist only as data on the internet, and are not issued or controlled by any single institution, authority, or government. Whereas most of the world's money currently exists in the form of electronic records managed by central authorities such as banks, units of a cryptocurrency exist as electronic records in a decentralised tamper-proof transaction database called a blockchain. The ledger is publicly available to anyone and secured with public key encryption.

How a Cryptocurrency Works

Cryptocurrencies are decentralised digital currencies that enable instant transfers to anyone, anywhere in the world. Transactions occur via an open source, cryptographic protocol platform which uses peer-to-peer technology to operate with no central authority. The network is an online, peer-to-peer network that hosts the public transaction ledger, known as the blockchain; and each cryptocurrency with a source code that comprises the basis for the cryptographic and algorithmic protocols governing the blockchain. No single entity owns or operates the network, the infrastructure of which is collectively maintained by a decentralised user base. As the network is decentralised, it does not rely on either governmental authorities or financial institutions to create, transmit or determine the value of the coins. Rather, the value of a coin is determined by the market supply of and demand for the coins, the prices set in transfers by mutual agreement or barter as well as the number of merchants that accept the coins. Because coins are digital files that can be transferred without the involvement of intermediaries or third parties, there are little or no transaction costs in direct peer-to-peer transactions. Coins can be used to pay for goods and services or can be converted to fiat currencies, such as the US dollar, at rates determined by various cryptocurrency exchanges. Bitcoin.org lists a number of cryptocurrency exchanges, including international exchanges such as: Bitsquare, Bitstamp, and Coinbase. There are also country-based and regional cryptocurrency exchanges. Additionally, third party service providers are also used for transfers but they may charge significant fees for processing transactions.

In a cryptocurrency network, every peer has their own copy of the entire blockchain, which contains records of every historical coin transaction - effectively containing records of all account balances. Each account is identified solely by its unique public key (making it effectively anonymous), and is secured with an associated private key (kept secret by the account holder). The combination of private and public cryptographic keys constitutes a secure digital identity in the form of a digital signature, providing strong control of ownership.

For example, for a given transfer of Bitcoin, the quantity of Bitcoin to be sent is combined with the recipient's public key and some information from the previous transaction(s) that the sender's Bitcoins came from, into a message that the sender signs with its private key. The transaction message is then broadcasted out into the wide Bitcoin Network, where it is received by Bitcoin miners who (with high-performance computers running specialized automatic Bitcoin mining software) verify the transaction, group it with others into a transaction block, and work to solve the proof-of-work cryptographic puzzle that links the new block to the blockchain.

Each time a new block of transactions is created, data from that block is used to create a hash that is stored along with the block. One piece of data used is the hash from the most recent block in the blockchain. Each block's hash is created using the hash of the block before it, acting as a sort of tamper-evident seal that confirms the validity of the new block and all earlier blocks. Alterations made to any earlier block would make the hashes of all subsequent blocks invalid, the discrepancy would be easily detected by future miners, and that broadcast would be discarded in favour of one from a different peer. By implication, it is the miners who operate the entirety of the network who collectively agree as to what constitutes valid blocks and invalid blocks. The consensus of a majority of the operators is what determines the accuracy of the ledger, which becomes the basis for future blocks.

Miners, which are specialized computers, compete to solve new blocks. A miner that verifies and solves a new block is awarded newly-generated quantity of coins, an amount which is usually proportional to the miner's contributed hashrate or work, (plus a small transaction fee) as an incentive to invest their computer power, as mining is critical to the continuing functioning and security of the cryptocurrency network. The difficulty of the proof-of-work puzzles is automatically adjusted so that a new block is mined on a specified basis, adapting as the total mining power active on the network increases over time.

Blockchain safety is ensured by a number of different protocols, such as proof-of-work and proof-of-stake. Proof-of-work is currently the most widely used, including currencies such as Bitcoin and Ether. Proof-of-work functions on the basis of a distributed consensus system dependent on the participation of miners who through their computing work verify the blockchain transactions.

Why Cryptocurrencies?

A blockchain enables market participants to make and verify transactions on a network instantaneously without a central authority (i.e., a clearinghouse in the traditional financial system). Management of the Company believes that Blockchain, the backbone technology behind cryptocurrency mining, has the potential to truly disrupt multiple industries and make processes more democratic, secure, transparent, and efficient.

Interbank transactions can potentially take days for clearing and final settlement, especially outside of working hours. Blockchain transactions can reduce transaction times to minutes and are processed on a twenty-four hour per day each day of the year basis. Owing to the decentralized nature of the network, transactions may be effected between jurisdictions across the world as easily as between neighbouring computers.

Because cryptocurrencies/digital currencies are completely digital, they can be used in ways that ordinary currencies cannot; primarily, they are used like the digital equivalent of cash. Unlike credit or debit cards that are issued by banks, consumers do not need an account or good credit to use digital currencies. Further, digital currencies are becoming increasingly accepted globally by retailers and institutions.

The Market for Cryptocurrency

Cryptocurrencies offer many advantages over traditional, (also known as "fiat") currency, including:

  Acting as a fraud deterrent, as cryptocurrencies are digital and cannot be counterfeited or reversed arbitrarily by sender;

  Immediate settlement;

  Eliminate counterparty risk;

  No trusted intermediary required;

  Lower fees;

  Identity theft prevention;

  Accessible by everyone;

  Transactions are verified and protected through a confirmation process, which prevents the problem of double spending currencies;

  Decentralised - no central authority (government or financial institution); and

  Recognized universally and not bound by government imposed exchange rates.

Management of the Company believes that as the demand for cryptocurrencies increases and cryptocurrencies become more widely accepted, there will be an increasing demand for professional-grade, scalable infrastructure to support growth of the growing blockchain ecosystem.

Ethereum

The cryptocurrency Ether and its corresponding platform Ethereum has been gaining favour as it presents significant technological improvements over Bitcoin, including the ability to build applications and code smart contracts directly into the blockchain.

Currently ranked as the cryptocurrency with the second highest market capitalization (approximately USD 179.25 billion as at July 18th, 2022), Ethereum has approximately 121.59 million Ether circulating.  Ethereum has gained in prominence in recent years due to its smart contract abilities and flexibility in creating new applications.  Cryptocurrency users no longer focus on just the peer-to-peer currency transfer abilities of Bitcoin but look for other functionalities, such as global decentralised computing or smart contracts infrastructure.

Prices have risen from $1.16 in September 2015 to a high of $4,891.71 in mid-November of 2021, and closed at approximately $1,338.64 as at July 17th, 2022.

Whereas Bitcoin was originally designed to be a secure digital cash system, the goal for Ethereum was to create a fully-programmable blockchain. First proposed by its inventor, Vitalik Buterin in 2013, Ethereum provides an open, decentralised blockchain platform that runs smart contracts and distributed applications ("dapps"), using its integrated cryptocurrency, called Ether. The primary programming language for Ethereum, Solidity, is a high-level contract-oriented language that facilitates the programming of smart contracts and dapps that run on the Ethereum Virtual Machine. Developers can also write programs for the Ethereum platform that integrate as blockchain-based components of more complex web applications.

A smart contract, a term coined by computer scientist Nick Szabo in 1994, is "a computerized transaction protocol that executes the terms of a contract. The general objectives of smart contract design are to satisfy common contractual conditions (such as payment terms, liens, confidentiality, and even enforcement), minimize exceptions both malicious and accidental, and minimize the need for trusted intermediaries. Related economic goals include lowering fraud loss, arbitration and enforcement costs, and other transaction costs."[1] Smart contracts involving conditional payment can be implemented in Ethereum via transfer of Ether.

Ethereum currently uses a proof of work model in the validation of blocks and creation of newly minted Ether. A proof of stake model is an alternative method in validating cryptocurrency transactions, whereby the creator of a new block is chosen in a deterministic way, depending on its wealth. Miners receive transaction fees as opposed to the newly minted coins themselves. One of the advantages of proof of stake over proof of work is that proof of stake mining requires much lower amounts of energy.

In May of 2017, Ethereum's creator Vitalik Buterin released an implementation guide to merge proof of work mining with Ethereum's proof of stake system, Casper. Casper requires validators (miners) to submit deposits to participate in the mining pool and may remove their deposits if the protocol determines violations of certain rules and conditions. Certain cryptocurrencies utilize the proof of stake method instead of proof of work. These cryptocurrencies include Peercoin, BlackCoin, and Mintcoin. See "RISK FACTORS - General Cryptocurrency Risks - Possibility of the Ether algorithm transitioning to proof of stake validation" above.

___________________________________

1 Szabo, Nick "Smart Contracts" (1994).
        http://www.fon.hum.uva.nl/rob/Courses/InformationInSpeech/CDROM/Literature/LOTwinterschool2006/szabo.best.vwh.net/smart.contracts.htm

RISK FACTORS

In addition to the other information contained in this AIF, investors should give careful consideration to the following factors, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. If any of the following events described as risks or uncertainties actually occurs, the business, prospects, financial condition and operating results of the Company may suffer a material adverse effect. In that event, the market price of the Company's Common Shares could decline and investors could lose all or part of their investment. Additional risks and uncertainties presently unknown, or that are not believed to be material at this time, may, if realized, also impair or have a material adverse effect on the Company's operations. In addition to the risks described elsewhere and the other information contained in this AIF, prospective investors should carefully consider each of and the cumulative effect of all of the following risk factors. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

General Cryptocurrency Risks

The Company's cryptocurrency inventory may be exposed to cybersecurity threats and hacks.

As with any other computer code, flaws in the cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users' information. Although discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have historically occurred somewhat regularly, more recently, they have been becoming relatively rarer.

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also lost or stolen, resulting in irreversible losses of cryptocurrencies.

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate.

The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company.

Governments may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may in the future take regulatory actions that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Common Shares. Such a restriction could result in the Company liquidating its Ether, Bitcoin or other cryptocurrency inventory at unfavorable prices and may adversely affect the Company's shareholders.

The value of cryptocurrencies may be subject to volatility and momentum pricing risk.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company's cryptocurrency inventory and thereby affect the Company's shareholders.

The profitability of the Company's operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue activities.

Volatility may have an impact on the value of HIVE's inventory of currencies. HIVE will act to reduce this risk by combining daily sales of cryptographic currencies and converting part of the balance of the excess HIVE profits into U.S. dollars, Canadian dollars, and/or other investment assets, and a number of cryptocurrencies that will ensure coverage of current operating expenses (Opex) and capital expenditures (Capex) in order to hedge the risk of volatility with regard to HIVE expenses.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. For instance, in early 2019, the QuadrigaCX trading platform ("Quadriga") ceased operations, which the Ontario Securities Commission attributed largely to fraudulent activity of its co-founder and CEO, Gerald Cotton. Quadriga subsequently filed for creditor protection. Clients of Quadriga were owed approximately an aggregate of $215 million and only approximately $46 million was recovered to pay such clients. In many of these instances, the customers of the closed exchanges are not compensated or made whole for the partial or complete losses of their account balances. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies

A decision by the Company to cease monetization of cryptocurrencies or to monetize cryptocurrencies less frequently can increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies. This in turn, may increase the level of audit risk for the Company's auditors in the area of auditing the existence and ownership rights of crypto-asset holdings. If the Company's auditors deem the audit risk too high, there is risk that the current auditors would withdraw from the audit which, in turn, would increase the risk of the Company's ability to comply with the requirement for reporting annual audited financial statements as part of its ongoing continuous disclosure requirements as a publicly listed company.

Limited History of De-Centralized Financial System

Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers. Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic or cryptocurrencies as payment, and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the field difficult.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from mining. If the network difficulty increased at a significantly higher rate than the Company's hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company's operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

A number of companies that provide BTC and/or other cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to BTC and/or other cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide BTC and/or other cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing BTC and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company's cryptocurrency inventory.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company's cryptocurrency inventory.

The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of cryptocurrencies. For example, in March 2013, a report of uncertainty in the economy of the Republic of Cyprus and the imposition of capital controls by Cypriot banks motivated individuals in Cyprus and other countries with similar economic situations to purchase BTC. This resulted in a significant short-term positive impact on the price of BTC. However, as the purchasing activity of individuals in this situation waned, speculative investors engaged in significant sales of BTC, which significantly decreased the price of BTC. Crises of this nature in the future may erode investors' confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company's investments. See "RISK FACTORS - Pandemics and COVID-19".

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies such as Ether, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralised means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of BTC either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company's operations and profitability.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company's operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. The Company conducts Mining in Iceland, Sweden and the Provinces of Québec and New Brunswick, each of which has regulated electrical power suppliers and there can be no assurance that electricity can be provided on terms which are economic for the Company's current and future operations, anticipated growth, and sustainability.

Political and Regulatory Risk

The Company's primary properties are located in Sweden, Iceland, and the Provinces of Québec and New Brunswick and will be subject to changes in political conditions and regulations within such jurisdictions. Changes, if any, in mining or investment policies or shifts in political attitude could adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although the energy costs used by HIVE are typically determined and controlled by a regulator, there is no certainty that tariffs or other regulatory costs will not be imposed, which may reduce the profitability of mining cryptographic currencies.

On-going and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. The jurisdictions in which HIVE operates may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies.

Permits and Licences

The operations of the Company may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required.

Server Failures

There is a risk of serious malfunctions in servers or central processing units and/or their collapse. HIVE works to reduce this risk by employing a team of experts with many years of experience in building and managing data centres. HIVE utilizes this team of experts that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Common Shares may be adversely affected.

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder's specific circumstances. Such tax consequences are not described herein, and this AIF is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Regulations

All of the Company's operations will be subject to environmental regulations, which can make operations expensive or prohibitive. The continued evolvement of environmental regulations may lead to the imposition of stricter standards, more diligent enforcement, and heavier fines and penalties for noncompliance. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations or cause delays in the development of mining projects.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company's operations. A significant portion of cryptocurrency demand may be attributable to speculation. The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the Company's operations and profitability. The factors affecting the further development of the industry, include, but are not limited to:

  Continued worldwide growth in the adoption and use of cryptocurrencies;

  Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

  Changes in consumer demographics and public tastes and preferences;

  The maintenance and development of the open-source software protocol of the network;

  The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

  General economic conditions and the regulatory environment relating to digital assets; and

  Negative consumer sentiment and perception of BTC specifically and cryptocurrencies generally.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company's operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies and their underlying networks have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company's operations, investment strategies, and profitability.

Possibility of the Ether algorithm transitioning to proof of stake validation

Proof of stake is an alternative method in validating cryptocurrency transactions. Should the Ether algorithm shift from a proof of work validation method to a proof of stake method, mining ETH would require less energy and may render the Company less competitive as other miners are able to mine ETH with lower energy requirements. The HIVE facilities located in Iceland and Sweden, which are located in a cool climate and low energy cost environment may see their advantages decrease. The current proposal for Ethereum's shift to proof of stake has several unknown variables, including uncertainty over timing, execution and ultimate adoption; and there is not yet a definitive plan that is established and approved. As a result of these uncertainties, the Company cannot estimate the impact of a potential change to proof of stake on operations but may see its competitive advantages decrease over time; this may have a material adverse effect on the Company.

Company Cryptocurrency Risks

The Company may be required to sell its inventory of cryptocurrency to pay suppliers

The Company may sell its inventory of cryptocurrency to pay necessary expenses, irrespective of then-current cryptocurrency prices. Consequently, the Company's inventory of cryptocurrency may be sold at a time when the price is low, resulting in a negative effect on the Company's profitability.

Facility Developments

The continued development of existing and planned facilities is subject to various factors, and may be delayed or adversely affected by such factors beyond the Company's control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Company's planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

The Company's operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

The Company competes with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, possibly including securities backed by or linked to cryptocurrencies through entities similar to the Company. Market and financial conditions, and other conditions beyond the Company's control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly which could limit the market for the Company's Common Shares and reduce their liquidity.

Regulation of cryptocurrency outside of Canada has led some mining companies to consider Canada as a jurisdiction in which to operate. This may increase competition to HIVE; however, the Company believes that only a few competitors exist that can compete with the speed and cost effectiveness of HIVE's current operations and buildout capabilities. Nevertheless, the Company's assumptions with respect to its competitors could be inaccurate and the Company may face unexpected competition in the form of a new entrant in the marketplace. Such competition could erode the Company's expected market share and could adversely impact the Company's profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

The Company's coins may be subject to loss, theft or restriction on access.

There is a risk that some or all of the Company's coins could be lost or stolen. Access to the Company's coins could also be restricted by cybercrime (such as a denial of service ("DDoS") attack) against a service at which the Company maintains a hosted online wallet. Any of these events may adversely affect the operations of the Company and, consequently, its investments and profitability.

The loss or destruction of a private key required to access the Company's digital wallets may be irreversible. The Company's loss of access to its private keys or its experience of a data loss relating to the Company's digital wallets could adversely affect its investments.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet's public key or address is reflected in the network's public Blockchain. The Company will publish the public key relating to digital wallets in use when it verifies the receipt of cryptocurrency transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Company will be unable to access its coins and such private keys will not be capable of being restored by network. Any loss of private keys relating to digital wallets used to store the Company's cryptocurrency inventories could adversely affect its investments and profitability.

Incorrect or fraudulent coin transactions may be irreversible

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred coins may be irretrievable. As a result, any incorrectly executed or fraudulent coin transactions could adversely affect the Company's investments. Incorrectly executed transactions may be the result of computer or human error, despite rigorous controls to prevent such errors.

Coin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of a coin or a theft of coin generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. Although the Company's transfers of coins will regularly be made by experienced members of the management team, it is possible that, through computer or human error, or through theft or criminal action, the Company's coins could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations.

As the number of coins awarded for solving a block in the Blockchain decreases, the incentive for miners to continue to contribute processing power to the network will transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the Blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company's cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blocks they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the Blockchain become too high, the marketplace may be reluctant to accept network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the Blockchain until the next scheduled adjustment in difficulty for block solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of fifty percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company's mining activities, inventory of coins, and future investment strategies.

The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets.

To the extent that other vehicles investing in coins or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for coins, large redemptions of the securities of those vehicles and the subsequent sale of coins by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the inventory held by the Company.

Risk related to technological obsolescence and difficulty in obtaining hardware

To remain competitive, the Company will continue to invest in hardware and equipment at its facilities required for maintaining the Company's mining activities. Should competitors introduce new services/software embodying new technologies, the Company recognizes its hardware and equipment and its underlying technology may become obsolete and require substantial capital to replace such equipment. There can be no assurance that mining hardware will be readily available when the need is identified.

Equipment in the HIVE Facilities will require replacement from time to time. Shortages of graphics processing units may lead to unnecessary downtime as the Company searches for replacement equipment to ensure the HIVE Facilities are running smoothly. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers, may have a significant effect on the cryptocurrency industry.

Risks related to insurance

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such may be unavailable or uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

Bitcoin Halving Events

In May 2020, the Bitcoin block reward decreased from 12.5 to 6.25 Bitcoins per block (each such event, a "Bitcoin Halving"), and consequently the number of new Bitcoin issued to Miners has been reduced to approximately 900 per day, excluding transaction fees.

Given that profitability is required for self-acting agents to perform mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving suggests that market variables of Bitcoin price will adjust over time to ensure that mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown.

Management believes that revenue per Terahash will continue to normalize to levels that would allow Miners with competitive electricity pricing, sufficient scale of efficient mining operations, recent generation mining hardware and access to capital to remain profitable. If Bitcoin price and mining difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it would be unable to continue as a going concern. The next Bitcoin Halving is expected to occur on or around May 2024.

Transactional Fees and Demand for Bitcoin

Currently, miners receive both rewards of new Bitcoin and transaction fees paid in Bitcoin by persons engaging in Bitcoin transactions on the Bitcoin blockchain for being the first to solve Bitcoin blocks. As the number of Bitcoins awarded for solving a block in a blockchain decreases through the halving events described above, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward and transaction fees to solely transaction fees. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of the highest transaction fees. If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment, and existing users may be motivated to switch from Bitcoin to another cryptocurrency or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin. Decreased use of and demand for Bitcoin may adversely affect its value and result in a reduction in the price of Bitcoin and, consequently, the value of our ordinary shares.

The decentralized nature of the governance of Bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many Bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of Bitcoin systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our ordinary shares may be adversely affected.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing mining facilities will require additional capital and monthly expenses. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the maintenance of the existing mining facilities and any other mining facilities the Company may acquire are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

The amount and timing of expenditures will depend on the progress of ongoing development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and other factors, many of which are beyond the Company's control. The Company's management tested and studied the cryptocurrency marketplace before developing its financial projections. The Company's forecasts and plans are built upon data available on the profitability of cryptocurrency, a new and unstable field. Despite the Company's confidence in achieving its projections, it may fail to meet its objectives and milestones.

Property and Other Insurance Risks

The Company's operations and computing equipment, including its Mining operations, are subject to all of the hazards and risks normally encountered for computing equipment, blockchain and digital asset companies. Such hazards include the loss of computing and Mining equipment resulting from natural disasters, including floods, fires, inclement weather, mudslides, earthquakes, or other similar events beyond the control of the Company or its suppliers, any of which could result in damage to, or destruction of, computing and/or Mining equipment, damage to life or property, environmental damage, and possible legal liability for which the Company may not be insured or is underinsured for. Further, any failure in the Company's software, including its ability to effectively manage our server farms, could have a material adverse effect on the Company's business, results of operations and financial condition.

There is a risk of serious malfunctions in servers or central processing units and/or their collapse.

While the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable, such insurance will contain exclusions and limitations on coverage. If we incur losses that are material, our business, operating results and financial condition could be adversely affected, and we may not have recourse to an insurer. Even in the case of a loss for which that the Company maintains insurance, there is no guarantee that any such insurance coverage will be sufficient or that insurance proceeds will be paid to us.

Hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale, including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

General Risk Factors

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. In particular, the Company has a limited history with its mining operations and remains in the early stage of development. The Company is subject to many risks common to venture enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment or meeting other metrics of success.

The Company incurs substantial expenses in the establishment and operation of its business. A significant portion of the Company's financial resources have been and will continue to be, directed to the development of its business and related activities. The success of the Company will ultimately depend on its ability to generate cash from its business. There is no assurance that the required funds will be available for future expansion of the Company's business. If the Company does not have access to the required funds to continue the operation and development of its business and operational activities, and to the extent that it does not generate cash flow and income, the Company's long-term viability may be materially and adversely affected.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

The ability of the Company to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management.

The Company currently anticipates that the internally generated funds will be sufficient for working capital requirements. However, the Company will need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Even if such funding is available, the Company cannot predict the size of future issues of the HIVE Shares or securities convertible into HIVE Shares or the effect, if any, that future issues and sales of the HIVE Shares will have on the price of the HIVE Shares.

Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms the Company may be unable to develop or enhance its business, take advantage of future opportunity or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and operating results.

Management of Growth

The Company has recently experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company's operations.

Additional Funding Requirements and Dilution

Further acquisitions of additional data centres will require additional capital to fund ongoing operating and capital expenditures, and the Company will require funds to operate as a public company. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital. Also, the issuance of additional securities and the exercise of purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become hold shares of the Company.

Loss of Key Employees & Contractors

The Company will depend on a number of key employees and contractors, the loss of any one of whom could have an adverse effect on the Company. The Company will not have and is not expected to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until it replaces the individual. The development of the business of the Company will be dependent on its ability to attract and retain highly qualified management and mining personnel. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

Pandemics and COVID-19

The Company cautions that current global uncertainty with respect to the spread of the COVID-19 Virus ("COVID-19") and its effect on the broader global economy may have a significant negative effect on the Company. While the precise impact of COVID-19 on the Company remain unknown, rapid spread of COVID-19 may have a material adverse effect on global economic activity, and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, ability to visit and/or monitor the Company's facilities, results of operations and other factors relevant to the Company.

Conflicts of Interest

Certain of the officers and directors of the Company are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company will be required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Liquid Market or Securities

Even though currently the Company's Common Shares, which trade on the TSXV, NASDAQ and FSE, have an active and liquid market, there can be no assurance that an active and liquid market for the Common Shares will continue or be maintained.

Dividends

To date, the Company has not paid any dividends on its outstanding securities and the Company does not expect to do so in the foreseeable future. Any decision to pay dividends on the Company's Common Shares will be made by the Board of Directors.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has not entered into any derivative contracts to manage this risk. The Company will be exposed to interest rate changes on its investments that are expected to pay interest, and any credit facilities it may have that bear interest at a floating rate. Changes in the prime lending rate would affect earnings and could adversely affect the Company's profitability.

Currency Exchange Risk

The Company is exposed to fluctuations in currency exchange rates, which could negatively affect its financial condition and results of operations. In particular, exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally sold in U.S. dollars and the Company's costs are incurred principally in Canadian dollars as well as other foreign currencies. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of mining in U.S. dollar terms. In addition, the Company holds cash balances in both U.S. dollars and Canadian dollars the values of which are impacted by fluctuations in currency exchange rates.

Trading Price of Common Shares and Volatility

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company's shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company's control nor be a reflection of the Company's actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Forward Looking Statements

Statements contained in this AIF that are not historical facts, but rather are forward looking statements involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

DIVIDENDS AND DISTRIBUTIONS

Although not restricted from doing so, the Company has not paid any dividends since incorporation and the Company does not expect to pay dividends in the foreseeable future. Payment of dividends in the future will be made at the discretion of the Board based upon, among other things, cash flow, the results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other considerations as the Board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As at March 31, 2022, there were 82,241,988 Common Shares and nil preferred shares issued and outstanding. As of the date hereof, there are 82,248,988 Common Shares and nil preferred shares issued and outstanding.

The holders of the Common Shares are entitled to dividends, if, as and when declared by the Board of Directors, to one vote per Common Share at meetings of the Company's shareholders and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of the Company's Common Shares. The Company's shares are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.

Holders of Common Shares are entitled to receive notice of meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of the Common Shares are entitled to receive, on a pro rata basis, such dividends if, as and when declared by the Company's board of directors.

In the event of any liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among holders of Common Shares for the purposes of winding-up its affairs, the holders of Common Shares will be entitled, subject to the rights of the holders of any other class or series of shares ranking senior to the Common Shares, to receive on a pro rata basis the remaining property or assets of the Company available for distribution, after the payment of debts and other liabilities.

The Common Shares do not have attached to them any conversion, exchange rights, exercise, redemption or retraction provisions.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares trade on the: (i) TSXV under the symbol "HIVE"; (ii) NASDAQ under the symbol "HIVE"; and (iii) FSE under the symbol "HBFA.F". The Common Shares traded on the OTCQX until June 30, 2021, and on July 1, 2021, HIVE's Common Shares began trading on the NASDAQ.

The following table sets out the price range and trading volume for the Common Shares, as reported by the TSXV, for each month since the beginning of the Company's most recently completed financial year:

Month	Price Range		Volume
	High (CAD$)	Low (CAD$)
July 1 - July 19th, 2022	5.19	3.73	3,583,190
June, 2022	5.64	3.652	9,626,100
May 24th - May 31st, 2022	6.18	4.55	2,591,900
SHARE CONSOLIDATION 5:1 AS OF MAY 24TH 2022
May 1st - May 23rd(1), 2022	2.03	1.01	6,924,240
April, 2022	2.73	1.88	5,524,780
March, 2022	2.93	2.04	8,786,660
February, 2022	3.04	2.01	12,100,340
January, 2022	3.50	1.91	9,925,620
December, 2021	4.97	3.12	9,497,460
November, 2021	6.57	4.45	17,461,400
October, 2021	5.18	3.43	13,836,240
September, 2021	4.70	3.20	9,415,320
August, 2021	4.27	3.12	9,543,820
July, 2021	3.90	2.38	8,996,660
June, 2021	3.95	2.54	10,705,700
May, 2021	4.76	2.41	14,660,400
April, 2021	5.50	3.23	14,095,120

Note:

(1) Effective market open on May 24th, 2022, the Company underwent a consolidation of the Common Shares on the basis of five (5) pre-consolidation shares for one (1) post-consolidation share ("Pre-Consolidation Common Shares"). Price ranges and volumes for April 2021 - May 23rd 2022 reflect trading of Pre-Consolidation Common Shares.

The following table sets out the price range and trading volume for the Common Shares, as reported by the NASDAQ, for each month since HIVE's Shares were began trading on the NASDAQ:

Month	Price Range		Volume
	High (USD$)	Low (USD$)
July 1 - July 19th, 2022	3.74	2.87	14,602,695
June, 2022	4.48	2.82	43,688,600
May 24th - May 31st, 2022	4.63	3.55	11,870,700
SHARE CONSOLIDATION 5:1 AS OF MAY 24TH 2022
May 1st - May 23rd(1), 2022	1.60	0.78	97,931,600
April, 2022	2.19	1.46	117,210,300
March, 2022	2.34	1.58	183,524,000
February, 2022	2.50	1.58	196,065,300
January, 2022	2.76	1.50	180,425,800
December, 2021	3.91	2.43	144,613,400
November, 2021	5.60	3.56	309,620,600
October, 2021	4.21	2.70	188,025,800
September, 2021	3.75	2.50	102,982,064
August, 2021	3.42	2.51	96,187,276
July, 2021	3.30	1.87	70,995,337

Note:

(1) Effective market open May 24th, 2022, the Company underwent a consolidation of the Common Shares on the basis of five (5) pre-consolidation shares for one (1) post-consolidation share. Price ranges and volumes for July 2021 - May 23rd, 2022 reflect trading of Pre-Consolidation Common Shares.

The following table sets out the price range and trading volume for the Common Shares, as reported by the OTCQX, for each month since the beginning of the Company's most recently completed financial year until HIVE Shares began trading on the NASDAQ:

Month	Price Range		Volume
	High (USD$)	Low (USD$)
June, 2021	3.20	2.05	39,109,925
May, 2021	3.87	2.00	46,407,082
April, 2021	4.50	2.58	56,420,968

The following table sets out the price range and trading volume for the Common Shares, as reported by the FSE, for each month since the beginning of the Company's most recently completed financial year:

Month	Price Range		Volume
	High (€)	Low (€)
July 1 - July 19th, 2022	3.60	2.77	46,238
June, 2022	4.11	2.65	55,419
May 24th - May 31st, 2022	4.30	3.41	36,404
SHARE CONSOLIDATION 5:1 AS OF MAY 24TH 2022
May 1st - May 23rd(1), 2022	1.52	0.80	289,500
April, 2022	2.02	1.41	195,885
March, 2022	2.10	1.47	324,675
February, 2022	2.06	1.41	333,345
January, 2022	2.43	1.34	646,455
December 2021	3.46	2.18	511,330
November, 2021	4.64	3.13	762,534
October, 2021	3.55	2.26	585,505
September, 2021	3.24	2.16	538,510
August, 2021	2.89	2.15	618,272
July, 2021	2.76	1.60	755,405
June, 2021	2.31	1.76	802,853
May, 2021	3.24	1.70	815,746
April, 2021	3.66	2.14	807,301

Note:

(1) Effective market open on May 24th, 2022, the Company underwent a consolidation of the Common Shares on the basis of five (5) pre-consolidation shares for one (1) post-consolidation share. Price ranges and volumes for April 2021 - May 23rd, 2022 reflect trading of Pre-Consolidation Common Shares.

Prior Sales

During the most recently completed financial year, no securities of the Company that are not listed on the TSXV were issued, except as set forth below.

Grant/Issue Date	Number of Securities Issued or Granted	Type of Security	Issue or exercise price
April 6, 2021	35,000	Stock Option	CAD$25.15
April 29, 2021	110,000	Stock Option	CAD$18.35
June 4, 2021	10,000	Stock Option	CAD$14.95
July 12, 2021	300,000(1)	Warrant	CAD$15.55
October 7, 2021	180,000	Stock Option	CAD$18.50
October 7, 2021	8,000	RSU	N/A
November 10, 2021	60,000	Stock Option	CAD$25.35
December 8, 2021	20,000	Stock Option	CAD$21.00
July 8, 2022	7,000	RSU	N/A

Notes:

(1)	Issued to Foundry LLC, in connection with the purchase of mining equipment.

ESCROWED SECURITIES

As at March 31, 2022, no securities of the Company were held in escrow or subject to contractual restrictions.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation during the five (5) preceding years of each person who is a director and/or an executive officer of the Company as at the date hereof.

Name, Province or State and Country of Residence, and Position with the Company(1)	Present Principal Occupation, Business or Employment(1)	Date Served as Director or Officer Since	Number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
Frank Holmes (4),(5)(7) Texas, USA Executive Chairman, Director	Chief Executive Officer and Chief Investment Officer of U.S. Global Investors, Inc.	August 23, 2017	139,000 (0.17%)

Name, Province or State and Country of Residence, and Position with the Company(1)	Present Principal Occupation, Business or Employment(1)	Date Served as Director or Officer Since	Number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
Marcus New (3),(6) British Columbia, Canada Director	CEO of InvestX Capital & Managing Partner of InvestX Master GP1. Former CEO of Stockhouse Publishing.	March 25, 2018	87,600 (0.11%)
Darcy Daubaras British Columbia, Canada Chief Financial Officer

Chief Financial Officer of the Company from October 2018 to present; Senior Finance Consultant of FinancialCAD Corporation from April 2016 to September 2018; Finance Manager of Exeter Resource Corporation from June 2008 to July 2015.

		October 1, 2018	8,900 (0.01%)
Dave Perrill (3),(4) Minnesota, USA Director	Founder and CEO of Compute North LLC.	October 21, 2019	50,000 (0.06%)
Ian Mann Warwick, Bermuda Director	President and a Director of HIVE Digital Data Ltd., an administrative arm of HIVE from December 2019 to present; President of Meridian Fund Managers Ltd. from November 2003 to July 2019.	May 29, 2020	35,000 (0.04%)
Aydin Kilic British Columbia, Canada President & Chief Operating Officer	President & Chief Operating Officer of the Company from August 2021 to present. Founder and CEO, Fortress Technologies Inc. November 2017- September 2021	August 17, 2021	8,000 (0.01%)
Susan McGee (3) Texas, USA Director	Self-employed from June 2018 to present; President and General Counsel of U.S. Global Investors, Inc. from September 1992 to June 2018.	December 21, 2021	Nil (0.00%)

Notes:

(1)

The information as to place of residence, principal occupation and number of Common Shares beneficially owned or over which a director or officer of the Company exercises control or direction, is not within the knowledge of the management of the Company and has been furnished by the respective directors and officers of the Company.

(2)	Based on 82,248,988 issued and outstanding Common Shares of the Company, as of the date hereof.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Governance Committee.
(6)	Chair of the Audit Committee.
(7)	Subsequent to the fiscal year ended March 31, 2022, on June 16, 2022 Mr. Holmes resigned from the Audit Committee and was replaced by Ms. McGee.

Directors are elected at each annual meeting of the Company's shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 328,500 Common Shares, representing 0.4% of the total number of Common Shares outstanding before giving effect to the exercise of rights, options, or warrants to purchase or otherwise receive Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Biographies of Directors and Officers

Frank Holmes, Executive Chairman, Director

Mr. Holmes is chief executive and chief investment officer at U.S. Global Investors, Inc. ("US Global"), which specializes in natural resources and emerging markets investing. As chief investment officer at U.S. Global, he oversees an investment team whose mutual funds have won more than two dozen Lipper Fund Awards and certificates since 2000. Mr. Holmes was named 2006 Mining Fund Manager of the Year by Mining Journal. He is co-author of the book The Goldwatcher: Demystifying Gold Investing and has written investment articles for investment-focused publications. Mr. Holmes is also a regular contributor to a number of investor-education websites. Mr. Holmes holds a bachelor's degree in economics from the University of Western Ontario. He also served as the President and Chairman of the Toronto Society of the Investment Dealers Association.

Marcus New, Director

Mr. New is an entrepreneur who has been involved in building a number of businesses disrupting the capital markets over the past twenty years. He is the current CEO of InvestX Capital an electronic trading platform for secondary shares in the private markets and Managing Partner of InvestX Master GP1 a late-stage venture investment manager for high net-worth investors, institutions and their advisers.  Mr. New has led more than $400m of investments into the worlds leading private companies.  Previously Mr. New was the founder and Chief Executive Officer of Stockhouse Publishing ("Stockhouse"), Canada's leading financial community and a global hub for affluent investors. Prior to launching Stockhouse, Mr. New founded and built Stockgroup Media, an online information and analytics company whose client base consisted of leading brokerage firms, global institutional sales desks, and hedge funds. Mr. New has a bachelor's degree in Business from Trinity Western University and has graduated from the Birthing of Giants program at the Massachusetts Institute of Technology.

Darcy Daubaras, Chief Financial Officer

Mr. Daubaras brings over twenty years of experience in corporate accounting and public company service. Prior to joining HIVE, Darcy was a member of the executive team at FinancialCAD Corporation. Mr. Daubaras has previously served as the Chief Financial Officer for Canadian listed public companies as well as serving as the Director of Corporate Accounting with Mercer International. Darcy was awarded a CPA, CA designation from the Chartered Professional Accountants of British Columbia as well as being awarded a CPA designation in Illinois and has experience with Sarbanes-Oxley. He received a Bachelor of Commerce from the University of Victoria.

Aydin Kilic, Chief Operating Officer

Mr. Kilic has a twenty-year career as an entrepreneur and electrical engineer with expertise in cryptocurrency, capital markets, real-estate development and scientific research. Mr. Kilic founded Fortress Blockchain Corp. in 2017, a Canadian public company in the blockchain industry mining BTC. Mr. Kilic has a degree in Engineering Sciences (Honours) from Simon Fraser University and brings deep experiences in the Bitcoin mining ecosystem. Mr. Kilic has led real-estate development projects valued at over CAD$150 million through large re-zoning and permitting processes. Furthermore, he has secured over $100 million in project and construction financings from Canadian banks, in additional to overseeing the successful acquisition of over $100 million of real property transactions. Prior to this, Mr. Kilic worked as a radio frequency (RF) engineer at Sierra Wireless, where he conducted research in electromagnetic science and worked in product development of company broadband antennas for wireless wide area network (WWAN) cellular devices.

Dave Perrill, Director

Mr. Perrill is the founder and Chief Executive Officer of Compute North LLC, a rapidly growing data centre company that offers low-cost and efficient infrastructure services for clients in the blockchain, cryptocurrency mining and the broader high-performance computing space. Previously he founded and subsequently sold two technology companies, including an Internet Service and Managed Security Provider, which was acquired by Trustwave in 2013. Mr. Perrill has extensive experience in networking, data centre engineering, software, and security. He holds a Bachelor of Science in Management Information Systems and a Master of Business Administration in Finance from the University of Minnesota.

Ian Mann, Director

Mr. Mann has been the President and a Director of HIVE Digital Data Ltd., an administrative arm of HIVE, since December, 2019. Prior to joining HIVE, from November 2003 to July 2019, Mr. Mann was the President of Meridian Fund Managers Ltd., a British Virgin Islands registered fund manager with two alternative investment funds primarily investing in mining and oil and gas companies. Prior to that, Mr. Mann held senior management and partner positions with several Bermuda companies. Mr. Mann holds a Bachelor of Arts, Honors Business Administration degree from the University of Western Ontario.

Susan McGee, Director

Susan McGee serves on the boards of directors of NYSE-listed Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Private Middle Market Credit II LLC. She also serves on the boards of directors of ETTL Engineers & Consultants, Inc. and Nobul Corporation. In addition, Ms. McGee most recently served as a member of the SEC's Asset Management Advisory Committee, advising the SEC on ESG and DEI disclosures, market structure and various other matters.

Ms. McGee served as President of U.S. Global Investors, Inc., a NASDAQ-listed and SEC-registered investment advisor specializing in metals, mining and natural resources, from 1998 to 2018 and as the company's General Counsel from 1997 to 2018. Ms. McGee also served on the Investment Company Institute (ICI) Board of Governors from 2008 to 2018.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as set out below, no director or executive officer of the Company, is or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a) while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of your company to affect materially the control of the Company is, as at the date of the AIF, or has been within the 10 years before the date of the AIF:

(a) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Marcus New, was Chief Executive Officer and a director of Invictus Financial Inc. ("Invictus") when the securities of Invictus were cease traded by the BCSC on September 6, 2016, for failing to file certain financial statements and management's discussion and analysis, which cease trade order was revoked on September 10, 2016.

Marcus New, was Chief Executive Officer and a director of Invictus when the securities of Invictus were cease traded by the BCSC on December 8, 2011 and by the Alberta Securities Commission on March 9, 2012, for failing to file certain financial statements and management's discussion and analysis, which cease trade orders were revoked on June 26 and 28, 2013 respectively.

Each of Frank Holmes, Olivier Roussy Newton, Tobias Ebel, and Marcus New were directors of the Company (Frank Holmes at the time was Interim Executive Chairman and Olivier Roussy  Newton at the time was Interim President) during a management cease trade order issued by the BCSC on July 30, 2019, in connection with the late filing of the Company's March 31, 2019 annual financial statements and management's discussion and analysis, which cease trade order was revoked on October 8, 2019 upon the filing of the relevant financial statements and management's discussion and analysis.

Frank Holmes (at the time, Executive Chairman, Director and Interim Chief Executive Officer) and Darcy Daubaras (Chief Financial Officer) were subject to a management cease trade order issued by the BCSC on July 30, 2021 (the "2021 Cease Trade Order"), in connection with the late filing of the Company's March 31, 2021 annual financial statements and management's discussion and analysis. The 2021 Cease Trade Order was revoked on October 4th, 2021 upon the filing of the relevant financial statements and management's discussion and analysis.

On June 29, 2022, the Company announced that it did not expect the March 31, 2022 annual financial statements and management's discussion and analysis (the "2022 Annual Filings") would be filed as scheduled. As a result of the delay, the Company voluntarily requested that the Securities Commissions in all of the provinces and territories of Canada issue a temporary order that prohibits certain current directors, officers and insiders of the Company from trading in securities of the Company for so long as the 2022 Annual Filings are not filed (the "2022 MCTO"). The issuance of such management cease trade order generally does not affect the ability of persons who have not been directors, officers or insiders of the issuer to trade in their securities. The 2022 Annual Filings were filed on July 19th, 2022.

Conflicts of Interest

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. See "RISK FACTORS - General Risk Factors - Conflicts of Interest".

Conflicts of interest will be subject to, and will be resolved in accordance with, the procedures and remedies under the BCBCA.

AUDIT COMMITTEE DISCLOSURE

The complete text of the Audit Committee Charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The current members of the Audit Committee are Marcus New (Chair), Susan McGee and Dave Perrill. All current members are independent members of the Audit Committee within the meaning of NI 52-110.

Relevant Education and Experience

All of the members of the Company's Audit Committee are financially literate as that term is defined in NI 52- 110. All members have an understanding of the accounting principles used by the Company to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting. In addition to each member's general business experience, the education and experience of each Audit Committee member relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

Marcus New

Marcus New has been a director and a member of the audit committees for a number of technology reporting issuers for more than twenty years. He is registered as the UDP and Chief Compliance Officer for a registrant - InvestX Financial (Canada) Ltd., an exempt market dealer. He is a registered dealing representative in British Columbia, Alberta, Ontario, and Quebec.  Mr. New has also been the Chief Compliance Officer for a FINRA registrant InvestX Markets LLC and is a series 24, 63, & 82 holder.  Mr. New is also a general partner in a private equity firm focused on technology companies - InvestX Master GP1 Ltd. He holds a Bachelor of Arts degree in Business from Trinity Western University.

Susan McGee

Susan McGee serves on the boards of directors of NYSE-listed Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Private Middle Market Credit II LLC. She also serves on the boards of directors of ETTL Engineers & Consultants, Inc. and Nobul Corporation. In addition, Ms. McGee most recently served as a member of the SEC's Asset Management Advisory Committee, advising the SEC on ESG and DEI disclosures, market structure and various other matters.

Ms. McGee served as President of U.S. Global Investors, Inc., a NASDAQ-listed and SEC-registered investment advisor specializing in metals, mining and natural resources, from 1998 to 2018 and as the company's General Counsel from 1997 to 2018. Ms. McGee also served on the Investment Company Institute (ICI) Board of Governors from 2008 to 2018.

Dave Perrill

Dave Perrill is the founder and CEO of Compute North LLC, a rapidly growing data centre company that offers low-cost and efficient infrastructure services for clients in the blockchain, cryptocurrency mining, and the broader high-performance computing space. Previously, he founded and subsequently sold two technology companies, including an Internet service and managed security provider, which was acquired by Trustwave Holdings, Inc. in 2013. Mr. Perrill has extensive experience in networking, data centre engineering, software, and security. He holds a Bachelor of Science degree in Management Information Systems and a Master of Business Administration degree in finance from the University of Minnesota.

Reliance on Certain Exemptions

The Corporation is not relying on any exemptions of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation's financial year ended March 31, 2022 was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Davidson & Company LLP) not adopted by the Board.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

	Year Ended 2022	Year Ended 2021
Audit fees	CAD$375,000	CAD$302,700
Audit related fees(1)	CAD$75,000	CAD$50,000
Tax fees	Nil	Nil
All other fees(2)	CAD$77,500	CAD$30,000
Total fees:	CAD$527,500	CAD$382,700

Notes:

(1)	This amount represents fees for interim reviews.
(2)	This amount represents fees for valuation analysis support.

PROMOTERS

HIVE has not had any promoters within the past two years.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than the Genesis Dispute, neither during the financial year ended March 31, 2022, nor as of the date hereof, has the Company been party to, nor have its assets been the subject of, any legal proceeding that involves a claim of damages in excess of ten percent of the Company's assets, nor does the Company know of any such legal proceedings to be contemplated. See "Fiscal 2020 - Genesis Dispute and Settlement".

Regulatory Actions

Other than as disclosed herein, neither during the financial year ended March 31, 2022, nor as of the date hereof, has the Company: (i) been subject to any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority or any penalty or sanction imposed by a court or regulatory body against the Company that would likely to be considered important to a reasonable investor in making an investment decision; or (ii) entered into any settlement agreement relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction either within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

AUDITORS, TRANSFER AGENT, AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. with its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The auditors of the Company are Davidson & Company LLP, at its offices located at 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC V7Y 1G6.

MATERIAL CONTRACTS

The only material contracts entered into by the Company as of the date hereof, other than in the ordinary course of business, are as follows:

1. Cryptologic SPA pursuant to which the Company acquired the Lachute Facility;

2. Genesis Settlement Agreement pursuant to which on June 26, 2019, the Company and Genesis entered into a settlement which resolved the Genesis Dispute;

3. Share purchase agreement entered into between the Company and GPU One dated February 24, 2021; and

4. Fireblocks License Agreement dated September 28, 2020.

Copies of the above material contracts are available under the Company's profile on the SEDAR website as www.sedar.com.

INTERESTS OF EXPERTS

Names of Experts

Following are the names of each person or company who is named as having prepared or certified a report, valuation, statement or opinion described, included or referred to in a filing made under NI 51-102 by the Company during or relating to Fiscal 2020 and whose profession or business gives authority to such report, valuation, statement or opinion:

  Davidson & Company LLP are the independent auditors of the Company and have provided an auditor's report in respect of the financial statements for the years ended March 31, 2022 and 2021. Davidson & Company LLP confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Interests of Experts

Davidson & Company LLP does not beneficially own, directly or indirectly, any securities; nor does it have any interest in the property of the Company, and neither Davidson & Company LLP nor any of its directors, officers or employees is, or expects to be, elected, appointed or employed as a director, officer or employee of the Company or its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com, or on the Company's website at www.hiveblockchain.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated November 22, 2021, and the Company's Revised 2021 Annual Information Form dated December 22, 2021, both of which are available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended March 31, 2022.

A-1

Schedule "A"
Audit Committee Charter

THE AUDIT COMMITTEE'S CHARTER (the "Charter")

PURPOSE

The overall purpose of the audit committee (the "Audit Committee") of HIVE Blockchain Technologies Ltd. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Company's board of directors (the "Board") that through the involvement of the Audit Committee, the external audit will be conducted independently of the Company's management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Company. The Audit Committee will act as a liaison to provide better communication between the Board and the external auditors. The Audit Committee will monitor the independence and performance of the Company's independent auditors.

COMPOSITION, PROCEDURES AND ORGANIZATION

(1) The Audit Committee shall consist of at least three (3) members of the Board.

(2) At least two (2) members of the Audit Committee shall be independent and the Audit Committee shall endeavour to appoint a majority of independent directors to the Audit Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Audit Committee members' independent judgment. At least one (1) member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Audit Committee for the ensuing year. The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the Audit Committee.

(4) Unless the Board shall have appointed a chair of the Audit Committee, the members of the Audit Committee shall elect a chair and a secretary from among their number.

(5) The quorum for meetings shall be a majority of the members of the Audit Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6) The Audit Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7) Meetings of the Audit Committee shall be conducted as follows:

(a) the Audit Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Audit Committee. The external auditors or any member of the Audit Committee may request a meeting of the Audit Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Audit Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8) The internal auditors and the external auditors shall have a direct line of communication to the Audit Committee through its chair and may bypass management if deemed necessary. The Audit Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Audit Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

(1) The overall duties and responsibilities of the Audit Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b) to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d) to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Audit Committee as they relate to the external auditors shall be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit:

A. contents of their report;

B. scope and quality of the audit work performed;

C. adequacy of the Company's financial and auditing personnel;

D. co-operation received from the Company's personnel during the audit;

E. internal resources used;

F. significant transactions outside of the normal business of the Company;

G. significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H. the non-audit services provided by the external auditors;

(e) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f) to implement structures and procedures to ensure that the Audit Committee meets the external auditors on a regular basis in the absence of management.

(3) The duties and responsibilities of the Audit Committee as they relate to the internal control procedures of the Company are to:

(a) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4) The Audit Committee is also charged with the responsibility to:

(a) review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) review and approve the financial sections of:

A. the annual report to shareholders;

B. the annual information form, if required;

C. annual and interim management's discussion and analysis;

D. prospectuses;

E. news releases discussing financial results of the Company; and

F. other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Company's consolidated financial statements;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i) develop a calendar of activities to be undertaken by the Audit Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

(5) The Audit Committee shall have the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Audit Committee; and

(c) to communicate directly with the internal and external auditors.

REVIEW, AMENDMENT, AND MODIFICATION OF CHARTER

The Audit Committee shall review and reassess the adequacy of this Charter periodically as it deems appropriate.

This Charter may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators and applicable stock exchange rules.